
08049435

EST. 1892

Abercrombie & Fitch

NEW YORK



## TABLE OF CONTENTS





## CHAIRMAN'S LETTER

Once again, I am proud to report that our company achieved record sales and earnings, marking 16 consecutive years of sales and earnings improvement. Our success is a reflection of effective brand positioning and our commitment to maintain and enhance that positioning over the long-term.

In 1992, we began to build a new Abercrombie & Fitch rooted in East Coast traditions with an Ivy League heritage. We positioned the brand to target a young and hip customer by offering high quality, trend right casual sportswear and creating a unique and exceptional in-store environment, which established an emotional connection with our customer. We developed standards for every aspect of the customer experience to ensure that the brand's image was reinforced through product design and presentation, marketing imagery, music and lighting, fragrance and enthusiastic and energetic brand representatives. We also recognized the importance of protecting the long-term position of the brand by reinvesting in store refreshes and remodels, maintaining full priced selling and avoiding market saturation. These standards continue to be the foundation of the brand and today, I believe Abercrombie & Fitch is better positioned than ever before.

Leveraging the branding success of Abercrombie & Fitch, which has achieved iconic status with worldwide recognition, we applied our strategy to our other internally developed brands which include: abercrombie, Hollister, Ruehl and Gilly Hicks. While each brand possesses its own unique heritage and handwriting, they all share common elements and characteristics including casual, classic, confidence, intelligence, privilege and a sense of humor. Our objective is to be the dominate, aspirational lifestyle brand for each brand's targeted age group.

The success of our brand is demonstrated by our long-standing financial performance. In 1992, we operated 40 Abercrombie & Fitch stores in the United States that generated $85.3 million in sales. Today, across all brands, we operate over 1,000 stores in the United States, Canada and the United Kingdom. In 2007, we generated $3.750 billion in sales and $475.7 million in net income, with earnings per diluted share of $5.20, representing a 13% increase over 2006. Since becoming a publicly held company in 1996, sales and earnings per diluted share have increased by a compounded annual growth rate of 25% and 31%, respectively, far exceeding industry averages.

We believe we can continue to produce consistent and sustainable growth with our existing domestic and international expansion opportunities. Domestically, growth will come from proven brands like Hollister and developing concepts like Gilly Hicks. Internationally, growth will come from the Abercrombie & Fitch, abercrombie and Hollister brands.

Our recent performance highlights the opportunity for international expansion. In 2007, the Abercrombie & Fitch and Hollister stores located in Canada continued to generate more than three times the sales productivity of the average U.S. counterpart and our Abercrombie & Fitch London flagship generated similar sales per selling square foot to our amazingly productive Fifth Avenue flagship. "Tourist" stores, such as Fifth Avenue in New York and Aventura Mall in Miami, are among the top performing stores in the chain. Additionally, international direct-to-consumer sales increased 72.4% in 2007.

In 2008, we will continue our expansion into Canada with the opening of Abercrombie & Fitch, abercrombie and Hollister stores. Hollister will make its debut in the U.K. market in 2008 with the opening of our first store at Brent Cross Shopping Centre, outside of London. Construction is also underway for an Abercrombie & Fitch flagship in Tokyo's Ginza district, with a planned opening in late 2009. Additional opportunities are also being pursued for the Abercrombie & Fitch and Hollister brands in continental Europe and other sites in Japan.

Domestically, we are on schedule to open our first Hollister flagship in New York's SoHo area in early 2009 and we plan to open an abercrombie flagship in New York as well. We anticipate that the Hollister and abercrombie flagships will further fortify the iconic status of these brands. In January 2008, we launched our fifth concept, Gilly Hicks. Gilly Hicks gives us the opportunity to expand the existing emotional connection we share with our female customers by offering them bras, underwear, personal care products, sleepwear and at-home products. We recognize the learning curve associated with the specializations required to operate this type of business and are committed to establishing the brand as the best in the intimates business as we have done with our sportswear collections. We are very excited about the prospect of this compelling new brand.

The future of our company is very bright. Our brands are strong and relevant and our business is well positioned for consistent and sustainable growth. I am confident that we will continue to be the premier brand for each of our target age groups and I look forward to many more years of continued success.



Michael S. Jeffries

Chairman and Chief Executive Officer







## FINANCIAL SUMMARY

*(Thousands, except per share, per square foot amounts, ratios and store and associate data)*

| FISCAL YEAR | 2007 | 2006* | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| **SUMMARY OF OPERATIONS** | | | | | |
| Net Sales | $3,749,847 | $3,318,158 | $2,784,711 | $2,021,253 | $1,707,810 |
| Gross Profit | $2,511,367 | $2,209,006 | $1,851,416 | $1,341,224 | $1,083,170 |
| Operating Income | $ 740,497 | $ 658,090 | $ 542,738 | $ 347,635 | $ 331,180 |
| Operating Income as a Percentage of Net Sales | 19.7% | 19.8% | 19.5% | 17.2% | 19.4% |
| Net Income | $ 475,697 | $ 422,186 | $ 333,986 | $ 216,376 | $ 204,830 |
| Net Income as a Percentage of Net Sales | 12.7% | 12.7% | 12.0% | 10.7% | 12.0% |
| Dividends Declared Per Share | $ 0.70 | $ 0.70 | $ 0.60 | $ 0.50 | – |
| **NET INCOME PER WEIGHTED-AVERAGE SHARE RESULTS** | | | | | |
| Basic | $ 5.45 | $ 4.79 | $ 3.83 | $ 2.33 | $ 2.12 |
| Diluted | $ 5.20 | $ 4.59 | $ 3.66 | $ 2.28 | $ 2.06 |
| Diluted Weighted-Average Shares Outstanding | 91,523 | 92,010 | 91,221 | 95,110 | 99,580 |
| **OTHER FINANCIAL INFORMATION** | | | | | |
| Total Assets | $2,567,598 | $2,248,067 | $1,789,718 | $1,386,791 | $1,401,369 |
| Return on Average Assets | 20% | 21% | 21% | 16% | 16% |
| Net Cash Provided from Operations | $ 817,825 | $ 582,171 | $ 453,590 | $ 423,784 | $ 340,814 |
| Capital Expenditures | $ 403,345 | $ 403,476 | $ 256,422 | $ 185,065 | $ 159,777 |
| Long-Term Debt | – | – | – | – | – |
| Shareholders' Equity | $1,618,313 | $1,405,297 | $ 995,117 | $ 669,326 | $ 857,764 |
| Return on Average Shareholders' Equity | 31% | 35% | 40% | 28% | 26% |
| Comparable Store Sales** | (1)% | 2% | 26% | 2% | (9)% |
| Net Retail Sales Per Average Gross Square Foot | $ 489 | $ 500 | $ 464 | $ 360 | $ 345 |
| **STORES AT END OF YEAR AND AVERAGE ASSOCIATES** | | | | | |
| Total Number of Stores Open | 1,035 | 944 | 851 | 788 | 700 |
| Gross Square Feet | 7,337,000 | 6,693,000 | 6,025,000 | 5,590,000 | 5,016,000 |
| Average Number of Associates | 94,600 | 80,100 | 69,100 | 48,500 | 30,200 |

** Fiscal 2006 was a fifty-three week year.*

*** A store is included in comparable store sales when it has been open as the same brand at least one year and its square footage has not been expanded or reduced by more than 20% within the past year. Note that Fiscal 2007 comparable store sales are compared to store sales for the comparable fifty-two weeks ended February 3, 2007. Note that fiscal 2006 comparable store sales are compared to store sales for the comparable fifty-three weeks ended February 4, 2006.*

**OVERVIEW** The Company's fiscal year ends on the Saturday closest to January 31, typically resulting in a fifty-two week year, but occasionally giving rise to an additional week, resulting in a fifty-three week year. A store is included in comparable store sales when it has been open as the same brand at least one year and its square footage has not been expanded or reduced by more than 20% within the past year.

Fiscal 2007 includes fifty-two weeks and Fiscal 2006 includes fifty-three weeks. For purposes of MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, the thirteen and fifty-two week periods ended February 2, 2008 are compared to the fourteen and fifty-three week periods ended February 3, 2007. For Fiscal 2007, comparable store sales compare the thirteen and fifty-two week periods ended February 2, 2008 to the thirteen and fifty-two week periods ended February 3, 2007. For Fiscal 2006, comparable store sales compare the fourteen and fifty-three week periods ended February 3, 2007 to the fourteen and fifty-three week periods ended February 4, 2006.

The Company had net sales of $3.750 billion for the fifty-two weeks ended February 2, 2008, up 13.0% from $3.318 billion for the fifty-three weeks ended February 3, 2007. Operating income for Fiscal 2007 increased 12.5% to $740.5 million from $658.1 million for Fiscal 2006. Net income was $475.7 million in Fiscal 2007, up 12.7% from $422.2 million in Fiscal 2006. Net income per diluted weighted-average share was $5.20 for Fiscal 2007 compared to $4.59 in Fiscal 2006, an increase of 13.3%.

The Company generated cash from operations of $817.8 million in Fiscal 2007 versus $582.2 million in Fiscal 2006, resulting primarily from a reduction in inventory and sales and earnings growth. During Fiscal 2007, the Company used cash from operations to finance its growth strategy, including the opening of 58 new Hollister stores, 25 new abercrombie stores, seven new RUEHL stores, six new Abercrombie & Fitch stores and three new Gilly Hicks stores, as well as the remodeling, converting or refreshing of existing Abercrombie & Fitch, abercrombie, Hollister and RUEHL stores.

The Company also used excess cash in Fiscal 2007 to pay dividends of $0.70 per share, for a total of $61.3 million and to repurchase approximately 3.6 million shares of A&F Common Stock with a value of approximately $287.9 million. The Company believes that share repurchases and dividends are an important way for the Company to deliver shareholder value, but the Company's priority will be to invest in the business to support its domestic and international growth plans. The Company continues to be committed to maintaining sufficient cash on the balance sheet to support daily operations, fund growth initiatives and provide a degree of protection against unanticipated business volatility. In addition, the Company has $250 million available, less outstanding letters of credit, under its unsecured credit agreement to support operations.

**FINANCIAL SUMMARY** The following summarized financial and operational data compares Fiscal 2007 to Fiscal 2006 and Fiscal 2006 to Fiscal 2005:

| | | | | % Change | |
|---|---|---|---|---|---|
| | 2007 | 2006* | 2005 | 2007-2006 | 2006-2005 |
| Net sales (thousands) | $3,749,847 | $3,318,158 | $2,784,711 | 13% | 19% |
| Net sales by brand (thousands) | | | | | |
| Abercrombie & Fitch | $1,638,929 | $1,515,123 | $1,424,013 | 8% | 6% |
| abercrombie | $ 471,045 | $ 405,820 | $ 344,938 | 16% | 18% |
| Hollister | $1,589,452 | $1,363,233 | $ 999,212 | 17% | 36% |
| RUEHL | $ 50,191 | $ 33,982 | $ 16,548 | 48% | 105% |
| Gilly Hicks*** | $ 230 | n/a | n/a | n/a | n/a |
| Increase (decrease) in comparable store sales** | (1)% | 2% | 26% | | |
| Abercrombie & Fitch | 0% | (4)% | 18% | | |
| abercrombie | 0% | 10% | 54% | | |
| Hollister | (2)% | 5% | 29% | | |
| RUEHL | (9)% | 14% | n/a | | |
| Net retail sales increase attributable to new and remodeled stores, websites and catalogue | 14% | 17% | 12% | | |
| Net retail sales per average store (thousands) | $ 3,470 | $ 3,533 | $ 3,284 | (2)% | 8% |
| Abercrombie & Fitch | $ 4,073 | $ 3,945 | $ 3,784 | 3% | 4% |
| abercrombie | $ 2,230 | $ 2,251 | $ 1,957 | (1)% | 15% |
| Hollister | $ 3,550 | $ 3,732 | $ 3,442 | (5)% | 8% |
| RUEHL | $ 2,602 | $ 3,248 | $ 2,903 | (20)% | 12% |
| Net retail sales per average gross square foot | $ 489 | $ 500 | $ 464 | (2)% | 8% |
| Abercrombie & Fitch | $ 463 | $ 450 | $ 432 | 3% | 4% |
| abercrombie | $ 493 | $ 513 | $ 446 | (4)% | 15% |
| Hollister | $ 531 | $ 568 | $ 528 | (7)% | 7% |
| RUEHL | $ 282 | $ 363 | $ 315 | (22)% | 15% |
| Transactions per average retail store | 53,152 | 55,142 | 50,863 | (4)% | 8% |
| Abercrombie & Fitch | 49,915 | 51,704 | 49,685 | (3)% | 4% |
| abercrombie | 33,907 | 34,786 | 30,356 | (3)% | 15% |
| Hollister | 65,564 | 68,740 | 64,913 | (5)% | 6% |
| RUEHL | 31,880 | 38,554 | 26,215 | (17)% | 47% |
| Average retail transaction value | $ 65.29 | $ 64.07 | $ 64.56 | 2% | (1)% |
| Abercrombie & Fitch | $ 81.59 | $ 76.30 | $ 76.16 | 7% | 0% |
| abercrombie | $ 65.76 | $ 64.72 | $ 64.47 | 2% | 0% |
| Hollister | $ 54.15 | $ 54.30 | $ 53.03 | 0% | 2% |
| RUEHL | $ 81.61 | $ 84.24 | $ 110.74 | (3)% | (24)% |
| Average units per retail transaction | 2.42 | 2.35 | 2.25 | 3% | 4% |
| Abercrombie & Fitch | 2.37 | 2.26 | 2.18 | 5% | 4% |
| abercrombie | 2.82 | 2.78 | 2.66 | 1% | 5% |
| Hollister | 2.36 | 2.32 | 2.21 | 2% | 5% |
| RUEHL | 2.48 | 2.57 | 2.28 | (4)% | 13% |
| Average unit retail sold | $ 26.98 | $ 27.26 | $ 28.69 | (1)% | (5)% |
| Abercrombie & Fitch | $ 34.43 | $ 33.76 | $ 34.94 | 2% | (3)% |
| abercrombie | $ 23.32 | $ 23.28 | $ 24.24 | 0% | (4)% |
| Hollister | $ 22.94 | $ 23.41 | $ 24.00 | (2)% | (2)% |
| RUEHL | $ 32.91 | $ 32.78 | $ 48.57 | 0% | (33)% |

*Fiscal 2006 was a fifty-three week year.

**A store is included in comparable store sales when it has been open as the same brand at least one year and its square footage has not been expanded or reduced by more than 20% within the past year. Note Fiscal 2007 comparable store sales are compared to store sales for the comparable fifty-two weeks ended February 3, 2007. Note that Fiscal 2006 comparable store sales are compared to store sales for the comparable fifty-three weeks ended February 4, 2006.

***Net sales for Gilly Hicks during Fiscal 2007 reflect the activity of 3 stores opened in January 2008.

The following data represents the Company's Consolidated Statements of Net Income for the last three fiscal years, expressed as a percentage of net sales:

| | 2007 | 2006* | 2005 |
|---|---|---|---|
| **Net Sales** | 100.0% | 100.0% | 100.0% |
| Cost of Goods Sold | 33.0 | 33.4 | 33.5 |
| **Gross Profit** | 67.0 | 66.6 | 66.5 |
| Stores and Distribution Expense | 37.0 | 35.8 | 35.9 |
| Marketing, General and Administrative Expense | 10.6 | 11.3 | 11.3 |
| Other Operating Income, Net | (0.3) | (0.3) | (0.2) |
| **Operating Income** | 19.7 | 19.8 | 19.5 |
| Interest Income, Net | (0.5) | (0.4) | (0.2) |
| **Income Before Income Taxes** | 20.2 | 20.3 | 19.7 |
| Provision for Income Taxes | 7.6 | 7.5 | 7.7 |
| **Net Income** | 12.7% | 12.7% | 12.0% |

**Fiscal 2006 was a fifty-three week year.*

**CURRENT TRENDS AND OUTLOOK** In Fiscal 2007, the Company once again produced record sales and earnings, driven by an increased gross profit rate and a lower marketing, general and administrative expense rate. The Company maintained high store sales productivity and a high operating margin, even as the Company continued to invest in the long-term positioning of its brands. The Company believes its ability to maintain the sale of full-priced merchandise and consistent high store sales productivity is a result of its commitment to offer trend-right merchandise, with the highest level of quality, and to create an exceptional in-store experience, which establishes an emotional connection with its customers.

The Company's commitment to its brands is demonstrated by strategic investments made in the areas of stores, merchandise development and home office infrastructure, which the Company believes will enhance quality, improve productivity and support future growth. Specifically, major implementations in planning, merchandising and allocation information systems over the next year should generate supply chain improvements and serve as a platform for future growth and expansion, both domestically and internationally.

The Company believes it has significant growth potential both domestically and internationally. Domestically, the Company believes its growth potential will come from proven brands like Hollister and developing concepts like Gilly Hicks. Internationally, the Company believes its growth will come from its Abercrombie & Fitch, abercrombie and Hollister brands.

Recent international performance highlights the opportunity for expansion. In Fiscal 2007, the three Abercrombie & Fitch and three Hollister stores located in Canada continued to generate more than three times the sales productivity of the average U.S. counterpart and the Abercrombie & Fitch London flagship generated substantial sales per selling square foot similar to the strong performance of the Fifth Avenue flagship. "Tourist" stores, such as Fifth Avenue in New York, Ala Moana in Hawaii and Aventura Mall in Miami, are among the top performing stores in the chain. Additionally, international direct-to-consumer sales increased 72.4% from Fiscal 2006.

In 2008, the Company plans to open one Abercrombie & Fitch store, three abercrombie stores and three Hollister stores in Canada. The Company also plans to enter the U.K. market with Hollister with the opening of four shopping center-based stores in 2008. The first store is scheduled to open in October at Brent Cross Shopping Centre, outside of London.

Construction is currently underway for the first Hollister flagship in the SoHo area of New York City. The multi-level flagship is scheduled to open in Spring 2009. The Company anticipates the Hollister flagship to fortify the iconic status of the brand in order to support its international growth. Construction is also currently underway for the Abercrombie & Fitch flagship in Tokyo's Ginza district, with a planned opening in late 2009. Opportunities are also being assessed for the Abercrombie & Fitch and Hollister brands in continental Europe and other sites in Japan.

In addition to a focus on the domestic and international expansion of existing iconic brands, the Company also views new concepts as an integral part of its long-term strategy.

In January 2008, the Company launched its fifth concept, Gilly Hicks. This concept provides the opportunity to expand the existing emotional connection with the Company's female customers by offering bras, underwear, personal care products, sleepwear and at-home products. The Company operated three Gilly Hicks stores at the end of Fiscal 2007 and plans to open 15 stores in Fiscal 2008.

Although profitability was not achieved as originally expected, RUEHL made significant progress in Fiscal 2007 with improvements to gross margin and reductions in store operating and store construction costs. In Fiscal 2008, the Company will continue to focus on improving the quality level of the merchandise in order to be consistent with the brand's positioning and pricing strategy. The Company expects brand awareness to grow from the RUEHL website which has offered a full product assortment since January 2008. However, the Company will moderate the pace of new store openings until RUEHL can be established as a proven concept.

The Company also views product line expansion through its existing brands as another promising growth opportunity. In October 2007, the Company launched a body care line in 93 Hollister stores for both Dudes and Bettys. Holiday purchases of body care products were primarily incremental transaction units indicating the product line is a way to help fuel organic sales growth. As a result, the Company has decided to expand the body care products to all Hollister stores in Fiscal 2008.

The Company is in the midst of an investment and expansion phase targeted at driving consistent and sustainable long-term value growth. The Company believes strongly in its brands and in the potential for its international expansion plan, and will continue to invest during economic cycles. If the current general macro-economic downturn persists and negatively impacts sales, the Company's cost structure will be aligned accordingly, but resource cuts that could jeopardize the ability to implement the Company's long-term growth initiatives will be avoided.

The following measurements are among the key business indicators reviewed by various members of management to gauge the Company's results:

- Comparable store sales by brand, by product and by store, defined as year-over-year sales for a store that has been open as the same brand at least one year and its square footage has not been expanded or reduced by more than 20% within the past year;
- Direct-to-consumer sales growth;
- International and flagship store performance;
- New store productivity;
- IMU;
- Selling margin, defined as sales price less original cost, by brand and by product category;
- Stores and distribution expense as a percentage of net sales;
- Marketing, general and administrative expense as a percentage of net sales;
- Store metrics such as sales per gross square foot, sales per selling square foot, average unit retail, average number of transactions per store, average transaction values, store contribution (defined as store sales less direct costs of running the store), and average units per transaction;
- Markdown rate;
- Gross profit rate;
- Operating income and operating income as a percentage of net sales;
- Net income;
- Inventory per gross square foot; and
- Cash flow and liquidity determined by the Company's current ratio and cash provided by operations.

While not all of these metrics are disclosed publicly by the Company due to the proprietary nature of the information, the Company publicly discloses and discusses several of these metrics as part of its financial summary and in several sections within the Management's Discussion and Analysis.

**FISCAL 2007 COMPARED TO FISCAL 2006: FOURTH QUARTER RESULTS: NET SALES** Fourth quarter net sales for the thirteen week period ended February 2, 2008 were $1.229 billion, up 7.9% versus net sales of $1.139 billion for the fourteen week period ended February 3, 2007. The net sales increase was attributed primarily to the net addition of 91 stores and a 46.8% increase in direct-to-consumer business (including shipping and handling revenue), partially offset by an extra selling week in the fourth quarter of Fiscal 2006 and the resulting impact of the calendar shift in Fiscal 2007 due to Fiscal 2006 being a 53-week fiscal year, as well as a 1% decrease in comparable store sales.

Comparable store sales by brand for the fourth quarter of Fiscal 2007 were as follows: Abercrombie & Fitch increased 1% with men's comparable store sales increasing by a low double-digit and women's decreasing by a mid single-digit; abercrombie decreased 3% with boys' increasing by a mid single-digit and girls' decreasing by a mid single-digit; Hollister decreased 2% with dudes' increasing by a high single-digit and bettys' decreasing by a mid single-digit; and RUEHL decreased 19% with men's decreasing by a high single-digit and women's decreasing by the high twenties.

Comparable regional store sales ranged from increases in the high teens to decreases in the mid single-digits. Stores located in Canada and the Southwest and North Atlantic regions had the strongest comparable store sales performance, while stores located in the South, Midwest and West regions had the weakest comparable store sales performance on a consolidated basis.

From a merchandise classification standpoint across all brands, stronger performing masculine categories included graphic tees, fragrance and fleece, while pants, jeans and knits posted negative comparable sales. In the feminine businesses, across all brands, stronger performing categories included graphics tees, jeans and sweaters, while knits and fleece posted negative comparable sales.

Direct-to-consumer net merchandise sales, which are sold through the Company's websites and catalogue in the fourth quarter of Fiscal 2007, were $108.6 million, an increase of 45.2% versus last year's fourth quarter net merchandise sales of $74.8 million. Shipping and handling revenue for the corresponding periods was $15.6 million in Fiscal 2007 and $9.8 million in Fiscal 2006. The direct-to-consumer business, including shipping and handling revenue, accounted for 10.1% of total net sales in the fourth quarter of Fiscal 2007 compared to 7.4% in the fourth quarter of Fiscal 2006. The increase was driven by store expansion, both domestically and internationally, improved in-stock inventory availability, an improved targeted e-mail marketing strategy and improved website functionality.

**GROSS PROFIT** Gross profit during the fourth quarter of Fiscal 2007 was $825.6 million compared to $755.6 million for the comparable period in Fiscal 2006. The gross profit rate (gross profit divided by net sales) for the fourth quarter of Fiscal 2007 was 67.2%, up 80 basis points from last year's fourth quarter rate of 66.4%. The increase in gross profit rate can be attributed to both a higher IMU rate and a lower shrink rate compared to the fourth quarter of Fiscal 2006, partially offset by a higher markdown rate.

**STORES AND DISTRIBUTION EXPENSE** Stores and distribution expense for the fourth quarter of Fiscal 2007 was $388.4 million compared to $349.8 million for the comparable period in Fiscal 2006. The stores and distribution expense rate (stores and distribution expense divided by net sales) for the fourth quarter of Fiscal 2007 was 31.6%, up 90 basis points from 30.7% in the fourth quarter of Fiscal 2006. The increase in rate is primarily related to the impact of minimum wage and management salary increases and higher store fixed cost rates.

The DC productivity level, measured in units processed per labor hour ("UPH"), was 16.1% higher in the fourth quarter of Fiscal 2007 versus the fourth quarter of Fiscal 2006, reflecting the realization of increased efficiencies due to the second DC being operational during Fiscal 2007.

**MARKETING, GENERAL AND ADMINISTRATIVE EXPENSE** Marketing, general and administrative expense during the fourth quarter of Fiscal 2007 was $103.2 million compared to $101.6 million during the same period in Fiscal 2006. For the fourth quarter of Fiscal 2007, the marketing, general and administrative expense rate (marketing, general and administrative expense divided by net sales) was 8.4% compared to 8.9% in the fourth quarter of Fiscal 2006. The decrease in the marketing, general and administrative expense rate was a result of lower travel, samples and outside service expense rates, partially offset by an increase in the home office payroll expense rate.

**OTHER OPERATING INCOME, NET** Fourth quarter net other operating income for Fiscal 2007 was $3.0 million compared to $4.6

million for the fourth quarter of Fiscal 2006. The decrease was driven primarily by losses on foreign currency transactions in the fourth quarter of Fiscal 2007 as compared to gains on foreign currency transactions in the fourth quarter of Fiscal 2006.

**OPERATING INCOME** Operating income during the fourth quarter of Fiscal 2007 increased to $337.1 million from $308.8 million for the comparable period in Fiscal 2006, an increase of 9.2%. The operating income rate (operating income divided by net sales) for the fourth quarter of Fiscal 2007 was 27.4% compared to 27.1% for the fourth quarter of Fiscal 2006.

**INTEREST INCOME, NET AND INCOME TAXES** Fourth quarter net interest income was $6.4 million in Fiscal 2007 compared to $4.7 million during the comparable period in Fiscal 2006. The increase in net interest income was due to higher interest rates and higher available investment balances during the fourth quarter of Fiscal 2007 when compared to the fourth quarter of Fiscal 2006.

The effective tax rate for the fourth quarter of 2007 was 36.9% as compared to 36.8% for the Fiscal 2006 comparable period.

**NET INCOME AND NET INCOME PER SHARE** Net income for the fourth quarter of Fiscal 2007 was $216.8 million versus $198.2 million for the fourth quarter of Fiscal 2006, an increase of 9.4%. Net income per diluted weighted-average share outstanding for the fourth quarter of Fiscal 2007 was $2.40, versus $2.14 for the Fiscal 2006 comparable period, an increase of 12.2%.

**FISCAL 2007 RESULTS: NET SALES** Net sales for Fiscal 2007 were $3.750 billion, an increase of 13.0% versus Fiscal 2006 net sales of $3.318 billion. The net sales increase was attributed to the combination of the net addition of 91 stores and a 50% increase in direct-to-consumer business (including shipping and handling revenue), partially offset by a 1% comparable store sales decrease and a fifty-three week year in Fiscal 2006 versus a fifty-two week year in Fiscal 2007.

For Fiscal 2007, comparable store sales by brand were as follows: Abercrombie & Fitch and abercrombie comparable sales were flat; Hollister decreased 2%; and RUEHL decreased 9%. In addition, the women's, girls' and bettys' businesses continued to be more significant than the men's, boys' and dudes'. During Fiscal 2007, women's, girls and bettys represented at least 60% of the net sales for each of their corresponding brands.

Direct-to-consumer merchandise net sales in Fiscal 2007 were $258.9 million, an increase of 49% versus Fiscal 2006 net merchandise sales of $174.1 million. Shipping and handling revenue was $39.1 million in Fiscal 2007 and $24.9 million in Fiscal 2006. The direct-to-consumer business, including shipping and handling revenue, accounted for 8.0% of total net sales in Fiscal 2007 compared to 6.0% of total net sales in Fiscal 2006. The increase was driven by store expansion, both domestically and internationally, improved in-stock inventory availability, an improved targeted e-mail marketing strategy and improved website functionality.

**GROSS PROFIT** For Fiscal 2007, gross profit increased to $2.511 billion from $2.209 billion in Fiscal 2006. The gross profit rate for Fiscal 2007 was 67.0% versus 66.6% the previous year, an increase of 40 basis points. The increase in the gross profit rate was driven primarily by a higher IMU rate and a lower shrink rate in the fourth quarter of Fiscal 2007, partially offset by a higher markdown rate.

**STORES AND DISTRIBUTION EXPENSE** Stores and distribution expense for Fiscal 2007 was $1.387 billion compared to $1.187 billion for Fiscal 2006. For Fiscal 2007, the stores and distribution expense rate was 37.0% compared to 35.8% in the previous year. The increase in rate resulted primarily from store payroll, including minimum wage and store manager salary increases, higher store fixed cost rates and store packaging and supply expenses.

The DCs' UPH rate for Fiscal 2007 increased 9.1% as compared to Fiscal 2006, reflecting the realization of efficiencies obtained during Fiscal 2007 due to the second DC being operational. The Company expects the overall UPH level to continue to improve during Fiscal 2008, however at a lower rate than Fiscal 2007.

**MARKETING, GENERAL AND ADMINISTRATIVE EXPENSE** Marketing, general and administrative expense during Fiscal 2007 was $395.8 million compared to $373.8 million in Fiscal 2006. For the current year, the marketing, general and administrative expense rate was 10.6%, a decrease of 70 basis points compared to last year's rate of 11.3%. The decrease in rate resulted from reductions in travel, samples and outside services expense rates, partially offset by the increase in payroll expense rate.

**OTHER OPERATING INCOME, NET** Other operating income for Fiscal 2007 was $11.7 million compared to $10.0 million for Fiscal 2006. The increase was primarily related to gift cards for which the Company has determined the likelihood of redemption to be remote, partially offset by decreases in gains related to foreign currency transactions. The comparable year-to-date period in Fiscal 2006 included other operating income related to insurance reimbursements for a fire-damaged store and a store damaged by Hurricane Katrina.

**OPERATING INCOME** Fiscal 2007 operating income was $740.5 million compared to $658.1 million for Fiscal 2006, an increase of 12.5%. The operating income rate for Fiscal 2007 was 19.7% versus 19.8% in the previous year.

**INTEREST INCOME, NET AND INCOME TAXES** Net interest income for Fiscal 2007 was $18.8 million compared to $13.9 million for Fiscal 2006. The increase in net interest income was due to higher interest rates and higher available investment balances during Fiscal 2007 compared to Fiscal 2006.

The effective tax rate for Fiscal 2007 was 37.4% compared to 37.2% for Fiscal 2006.

**NET INCOME AND NET INCOME PER SHARE** Net income for Fiscal 2007 was $475.7 million versus $422.2 million in Fiscal 2006, an increase of 12.7%. Net income per diluted weighted-average share was $5.20 in Fiscal 2007 versus $4.59 in Fiscal 2006, an increase of 13.3%.

**FISCAL 2006 COMPARED TO FISCAL 2005: FOURTH QUARTER RESULTS: NET SALES** Net sales for the fourth quarter of Fiscal 2006 were $1.139 billion, up 18.5% versus net sales of $961.4 million in the fourth quarter of Fiscal 2005. The net sales increase was attributed primarily to the net addition of 93 stores, including the full quarter impact of the Abercrombie & Fitch Fifth Avenue flagship and six stores in Canada; a 58% increase in direct-to-consumer business (including shipping and handling revenue); and a fourteen week quarter in Fiscal 2006 versus a thirteen week quarter in Fiscal 2005, partially offset by a 3% decrease in comparable store sales.

Comparable store sales by brand for the fourth quarter of Fiscal 2006 versus the fourth quarter of Fiscal 2005 were as follows: Abercrombie & Fitch decreased 6% with women's comparable store sales decreasing by a high single-digit and men's decreasing by a mid single-digit; abercrombie increased 2% with boys' achieving a mid single-digit increase and girls' flat; Hollister was flat with bettys' flat and dudes' posting a decrease in the low single-digits; and RUEHL increased 6% with women's realizing a mid single-digit increase and men's posting a low single-digit increase.

On a regional basis, comparable store sales for the Company ranged from decreases in the high single-digits to increases in the low single-digits. Stores located in the North Atlantic region had the strongest comparable store sales performance and stores located in the West region had the weakest comparable store sales performance on a consolidated basis.

From a merchandise classification standpoint across all brands, stronger performing masculine categories included fleece, knit tops and underwear, while jeans, pants and sweaters posted negative comparable store sales. In the feminine businesses, across all brands, stronger performing categories included knit tops, fleece and shorts, while jeans, skirts and pants posted negative comparable store sales.

Direct-to-consumer net merchandise sales, sold through the Company's websites and catalogue, in the fourth quarter of Fiscal 2006 were $74.8 million, an increase of 57.5% versus net merchandise sales of $47.5 million in the fourth quarter of Fiscal 2005. Shipping and handling revenue for the corresponding periods was $9.8 million in Fiscal 2006 and $6.2 million in Fiscal 2005. The direct-to-consumer business, including shipping and handling revenue, accounted for 7.4% of total net sales in the fourth quarter of Fiscal 2006 compared to 5.6% in the fourth quarter of Fiscal 2005.

**GROSS PROFIT** Gross profit during the fourth quarter of Fiscal 2006 was $755.6 million compared to $639.4 million for the comparable period in Fiscal 2005. The gross profit rate for the fourth quarter of Fiscal 2006 was 66.4%, down 10 basis points from the Fiscal 2005 fourth quarter rate of 66.5%. The decrease in gross profit rate largely resulted from a higher shrink rate and a slightly higher markdown rate compared to the fourth quarter of Fiscal 2005. Abercrombie & Fitch, abercrombie and Hollister all operated at similar IMU levels.

**STORES AND DISTRIBUTION EXPENSE** Stores and distribution expense for the fourth quarter of Fiscal 2006 was $349.8 million compared to $293.5 million for the comparable period in Fiscal 2005. The stores and distribution expense rate for the fourth quarter of Fiscal 2006 was 30.7%, up 20 basis points from 30.5% in the fourth quarter of Fiscal 2005. The increase in rate is primarily related to additional DC expenses associated with the second DC, which became fully operational in the fourth quarter, and direct-to-consumer expenses, which increased due to higher internet sales as a percentage of total sales. These increases were partially offset by decreased store expenses as a percentage of sales. Selling payroll, driven by management salary increases, state minimum wage increases and additional floor coverage to address shrink concerns increased as a percentage of sales. However, the increase in selling payroll was more than offset by leveraging other store related controllable expenses.

The DC productivity level, measured in UPH, was 9% higher in the fourth quarter of Fiscal 2006 versus the fourth quarter of Fiscal 2005. The UPH rate increase was due to the second DC becoming fully operational during the fourth quarter.

**MARKETING, GENERAL AND ADMINISTRATIVE EXPENSE** Marketing, general and administrative expense during the fourth quarter of Fiscal 2006 was $101.6 million compared to $80.8 million during the fourth quarter of Fiscal 2005. For the fourth quarter of Fiscal 2006, the marketing, general and administrative expense rate was 8.9% compared to 8.4% in the fourth quarter of Fiscal 2005. The increase in the marketing, general and administrative expense rate was due to higher home office payroll and consulting expenses.

**OTHER OPERATING INCOME, NET** Fourth quarter net other operating income for Fiscal 2006 was $4.6 million compared to $2.3 million for the fourth quarter of Fiscal 2005. Other operating income related primarily to gift cards for which the Company has determined the likelihood of redemption to be remote.

**OPERATING INCOME** Operating income during the fourth quarter of Fiscal 2006 increased to $308.8 million from $267.5 million in the fourth quarter of Fiscal 2005, an increase of 15.4%. The operating income rate for the fourth quarter of Fiscal 2006 was 27.1% compared to 27.8% for the fourth quarter of Fiscal 2005.

**INTEREST INCOME, NET AND INCOME TAXES** Fourth quarter net interest income was $4.7 million in Fiscal 2006 compared to $2.4 million during the comparable period in Fiscal 2005. The increase in net interest income was due to higher interest rates and higher available investment balances during the fourth quarter of Fiscal 2006 when compared to the fourth quarter of Fiscal 2005.

The effective tax rate for the fourth quarter of Fiscal 2006 was 36.8% as compared to 39.0% for the Fiscal 2005 comparable period. The decrease in the effective tax rate was related primarily to favorable settlements of tax audits during the fourth quarter and the change in estimates of potential outcomes of certain state tax matters.

**NET INCOME AND NET INCOME PER SHARE** Net income for the fourth quarter of Fiscal 2006 was $198.2 million versus $164.6 million for the fourth quarter of Fiscal 2005, an increase of 20.4%. Net income per diluted weighted-average share outstanding for the fourth quarter of Fiscal 2006 was $2.14, including $0.01 related to Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "*Share-Based Payment*" ("SFAS 123(R)"), versus $1.80 for the comparable period in Fiscal 2005, an increase of 18.9%.

**FISCAL 2006 RESULTS: NET SALES** Net sales for Fiscal 2006 were $3.318 billion, an increase of 19.1% versus Fiscal 2005 net sales of $2.785 billion. The net sales increase was attributed to the combination of the net addition of 93 stores, including the full year impact of the Abercrombie & Fitch Fifth Avenue flagship and six stores in Canada; a 2% comparable store sales increase; a 42% increase in direct-to-consumer business (including shipping and handling revenue); and a fifty-three week year in Fiscal 2006 versus a fifty-two week year in Fiscal 2005.

For Fiscal 2006, comparable store sales by brand were as follows: Abercrombie & Fitch decreased 4%; abercrombie increased 10%; Hollister increased 5%; and RUEHL increased 14%. In addition, the women's, girls' and bettys' businesses continued to be more significant than the men's, boys' and dudes'.

Direct-to-consumer merchandise net sales in Fiscal 2006 were $174.1 million, an increase of 42.1% versus Fiscal 2005 net merchandise sales of $122.5 million. Shipping and handling revenue was $24.9 million in Fiscal 2006 and $17.6 million in Fiscal 2005. The direct-to-consumer business, including shipping and handling revenue, accounted for 6.0% of total net sales in Fiscal 2006 compared to 5.0% of net total sales in Fiscal 2005.

**GROSS PROFIT** For Fiscal 2006, gross profit increased to $2.209 billion from $1.851 billion in Fiscal 2005. The gross profit rate for Fiscal 2006 was 66.6% versus 66.5% for Fiscal 2005, an increase of 10 basis points.

**STORES AND DISTRIBUTION EXPENSE** Stores and distribution expense for Fiscal 2006 was $1.187 billion compared to $1.001 billion for Fiscal 2005. For Fiscal 2006, the stores and distribution expense rate was 35.8% compared to 35.9% in Fiscal 2005. The decrease in the rate resulted primarily from the Company's ability to leverage store-related costs on a 2% increase in comparable store sales.

The DC's UPH rate for the year was flat in Fiscal 2006 versus Fiscal 2005. During Fiscal 2006, while the second DC was being built, the overall DC's UPH was impacted by the Company's first DC reaching near capacity, a result of the Company's focus on strategically flowing inventory to stores during Fiscal 2006.

**MARKETING, GENERAL AND ADMINISTRATIVE EXPENSE** Marketing, general and administrative expense during Fiscal 2006 was $373.8 million compared to $313.5 million in Fiscal 2005. For Fiscal 2006, the marketing, general and administrative expense rate was 11.3%, which was flat compared to Fiscal 2005. Fiscal 2006 included a charge of $13.6 million related to the adoption of SFAS 123(R). Fiscal 2005 included a non-recurring charge of $13.5 million related to a severance agreement with an executive officer.

**OTHER OPERATING INCOME, NET** Other operating income for Fiscal 2006 was $10.0 million compared to $5.5 million for Fiscal 2005. The increase was related to gift cards for which the Company has determined the likelihood of redemption to be remote and insurance reimbursements received during the first and second quarters of Fiscal 2006 related to stores damaged by fire and Hurricane Katrina, respectively.

**OPERATING INCOME** Fiscal 2006 operating income was $658.1 million compared to $542.7 million for Fiscal 2005, an increase of 21.3%. The operating income rate for Fiscal 2006 was 19.8% versus 19.5% in Fiscal 2005.

**INTEREST INCOME, NET AND INCOME TAXES** Net interest income for Fiscal 2006 was $13.9 million compared to $6.7 million for Fiscal 2005. The increase in net interest income was due to higher interest rates and higher available investment balances during Fiscal 2006 compared to Fiscal 2005.

The effective tax rate for Fiscal 2006 was 37.2% compared to 39.2% for Fiscal 2005. The decrease in the effective tax rate primarily related to favorable settlements of tax audits, favorable changes in estimates of potential outcomes of certain state tax matters and an increase in tax exempt income during Fiscal 2006. Fiscal 2005 tax expense reflected a charge related to the Company's change in estimate of the potential outcome of certain state tax matters.

**NET INCOME AND NET INCOME PER SHARE** Net income for Fiscal 2006 was $422.2 million versus $334.0 million in Fiscal 2005, an increase of 26.4%. Net income included after-tax charges of $9.9 million in Fiscal 2006 related to the adoption of SFAS 123(R), and non-recurring charges of $8.2 million in Fiscal 2005 related to a severance agreement with an executive officer. Net income per diluted weighted-average share was $4.59 in Fiscal 2006 versus $3.66 in Fiscal 2005, an increase of 25.4%.

**FINANCIAL CONDITION** Continued growth in net income and decreases in inventory resulted in increased cash provided by operating activities. A more detailed discussion of liquidity, capital resources and capital requirements follows.

**LIQUIDITY AND CAPITAL RESOURCES** The Company expects that substantially all future operations, including projected growth, seasonal requirements and capital expenditures will be funded with cash from operations. In addition, the Company has $250 million available, less outstanding letters of credit, under its unsecured credit agreement to support operations. Furthermore, the Company expects that cash from operating activities will fund dividends currently being paid at a rate of $0.175 per share per quarter. The Board of Directors of A&F will review the Company's cash position and results of operations and address the appropriateness of future dividend amounts.

A summary of the Company's working capital (current assets less current liabilities) position and capitalization at the end of the last three fiscal years follows (thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Working capital | $ 597,142 | $ 581,451 | $455,530 |
| Capitalization:<br>Shareholders' equity | $1,618,313 | $1,405,297 | $995,117 |

The increase in working capital during Fiscal 2007 versus Fiscal 2006 was the result of higher cash and marketable securities, resulting primarily from the Company's increases in earnings, partially offset by capital expenditures for expansion, share repurchases and dividends paid. The increase in working capital in Fiscal 2006 versus Fiscal 2005 was the result of higher cash and marketable securities, resulting primarily from the increase in the Company's net income and decreases in income taxes payable, partially offset by an increase in accrued expenses. Additionally, the Company did not make any share repurchases in Fiscal 2006 compared to $103.3 million of repurchases made in Fiscal 2005.

The Company considers the following to be measures of its liquidity and capital resources for the last three fiscal years:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Current ratio<br>(current assets divided by current liabilities) | 2.10 | 2.14 | 1.93 |
| Net cash provided by<br>operating activities (in thousands) | $817,825 | $582,171* | $453,590 |

**Fiscal 2006 was a fifty-three week year.*

**OPERATING ACTIVITIES** Net cash provided by operating activities, the Company's primary source of liquidity, increased to $817.8 million for Fiscal 2007 from $582.2 million in Fiscal 2006. In Fiscal 2007, cash was provided primarily by current year net income, adjusted for non-cash items including depreciation and amortization, share-based compensation charges and amortization of deferred lease credits, collection of lessor construction allowances and decreases in inventory. Uses of cash in Fiscal 2007 consisted primarily of a decrease in income taxes payable.

Cash in Fiscal 2006 was provided primarily by current year net income, adjusted for non-cash items including, depreciation and amortization and share-based compensation charges, and lessor construction allowances collected. Uses of cash in Fiscal 2006 consisted primarily of increases in inventory and a decrease in income taxes payable.

Net cash provided by operating activities increased to $582.2 million for Fiscal 2006 from $453.6 million in Fiscal 2005. Cash in Fiscal 2005 was provided primarily by net income adjusted for non-cash items including depreciation and amortization and share-based compensation charges, collection of lessor construction allowances and an increase in income taxes payable. Uses of cash in Fiscal 2005 consisted primarily of increases in inventory.

The Company's operations are seasonal and typically peak during the Back-to-School and Holiday selling periods. Accordingly, cash requirements for inventory expenditures are highest in the second and third fiscal quarters as the Company builds inventory in anticipation of these selling periods.

**INVESTING ACTIVITIES** Cash outflows for Fiscal 2007 were primarily for purchases of marketable securities and trust-owned life insurance policies and capital expenditures related primarily to new store construction, store remodels and refreshes, the purchase of an airplane and other various store, home office and DC projects, partially offset by proceeds from the sale of marketable securities.

Cash outflows for Fiscal 2006 were primarily for purchases of marketable securities, the purchase of trust-owned life insurance policies and capital expenditures.

Cash outflows for Fiscal 2005 were primarily for purchases of marketable securities and capital expenditures.

**FINANCING ACTIVITIES** Cash outflows related to financing activities consisted primarily of the repurchase of the Company's Common Stock and the payment of dividends in Fiscal 2007 and Fiscal 2005. In Fiscal 2006, cash outflows for financing activities related primarily to the payment of dividends and a change in outstanding checks. Cash inflows in Fiscal 2007, Fiscal 2006 and Fiscal 2005 consisted primarily of stock option exercises and excess tax benefits related to stock option exercises and restricted stock issuances.

A&F repurchased approximately 3.6 million and 1.8 million shares of A&F's Common Stock during Fiscal 2007 and Fiscal 2005, respectively. A&F did not repurchase any shares of A&F's Common Stock during Fiscal 2006. Both the Fiscal 2007 and the Fiscal 2005 repurchases were pursuant to A&F Board of Directors' authorizations. In August 2005, the A&F Board of Directors authorized A&F to repurchase 6.0 million shares of A&F's Common Stock. In November 2007, the A&F Board of Directors authorized the repurchase of 10.0 million shares of A&F's Common Stock, in addition to the approximately 2.0 million shares of A&F's Common Stock which then remained available under the August 2005 repurchase authorization.

As of February 2, 2008, A&F had approximately 12.0 million shares remaining available to repurchase under the 6.0 million share authorization by the A&F Board of Directors in August 2005 and the 10.0 million share authorization by the Board of Directors in November 2007.

Subsequent to February 2, 2008, A&F repurchased approximately 0.7 million shares of A&F's Common Stock with a value of approximately $50.0 million from the approximately 12.0 million shares of Common Stock remaining authorized for repurchase at February 2, 2008.

On December 15, 2004, the Company entered into an amended and restated $250 million syndicated unsecured credit agreement (the "Amended Credit Agreement") with Abercrombie & Fitch Management Co., as borrower, and with A&F and its other domestic subsidiaries, as guarantors. The primary purposes of the Amended Credit Agreement are for financial support of trade and stand-by letters of credit and working capital. The Amended Credit Agreement has several borrowing options, including an option where interest rates are based on the agent bank's "Alternate Base Rate," and another using the London Interbank Offered Rate. The facility fees payable under the Amended Credit Agreement are based on the ratio of the Company's leveraged total debt plus 600% of forward minimum rent commitments to consolidated earnings before interest, taxes, depreciation, amortization and rent for the trailing four fiscal quarter periods. The facility fees are projected to accrue at either 0.15% or 0.175% on the committed amounts per annum. The Amended Credit Agreement contains limitations on indebtedness, liens, sale-leaseback transactions, significant corporate changes including mergers and acquisitions with third parties, investments, restricted payments (including dividends and stock repurchases) and transactions with affiliates. The Amended Credit Agreement will mature on December 15, 2009. Trade letters of credit totaling approximately $61.6 million and $48.8 million were outstanding under the Amended Credit Agreement on February 2, 2008 and February 3, 2007, respectively. No borrowings were outstanding under the Amended Credit Agreement on February 2, 2008 or on February 3, 2007.

Standby letters of credit totaling approximately $14.5 million and $4.9 million were outstanding on February 2, 2008 and February 3, 2007, respectively. The standby letters of credit are set to expire during the fourth quarter of Fiscal 2008. The beneficiary, a merchandise supplier, has the right to draw upon the standby letters of credit if the Company authorizes or files a voluntary petition in bankruptcy. To date, the beneficiary has not drawn upon the standby letters of credit.

**OFF-BALANCE SHEET ARRANGEMENTS** The Company does not have any off-balance sheet arrangements or debt obligations.

**CONTRACTUAL OBLIGATIONS** As of February 2, 2008, the Company's contractual obligations were as follows:

**PAYMENTS DUE BY PERIOD (THOUSANDS)**

| Contractual Obligations | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
|---|---|---|---|---|---|
| Operating Lease Obligations | $2,173,795 | $254,456 | $515,928 | $449,994 | $953,417 |
| Purchase Obligations | $ 245,599 | $245,599 | – | – | – |
| Other Obligations | $ 115,044 | $ 90,943 | $ 24,075 | $ 26 | – |
| Totals | $2,534,438 | $590,998 | $540,003 | $450,020 | $953,417 |

Operating lease obligations consist primarily of future minimum lease commitments related to store operating leases. See Note 7, "Leased Facilities and Commitments", of the Notes to Consolidated Financial Statements, for further discussion. Operating lease obligations do not include common area maintenance ("CAM"), insurance, marketing or tax payments for which the Company is also obligated. Total expense related to CAM, insurance, marketing and taxes was $129.6 million in Fiscal 2007. The obligations in the table above do not include unrecognized tax benefits at February 2, 2008 of $38.9 million. Additionally, the obligations in the table above do not include retirement benefits for the Company's Chief Executive Officer at February 2, 2008 of $14.0 million due under the Chief Executive Officer Supplemental Executive Retirement Plan (the "SERP"). See Note 12, "Retirement Benefits", of the Notes to Consolidated Financial Statements, and the description of the SERP in the text under the caption "EXECUTIVE OFFICER COMPENSATION" in A&F's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 11, 2008. The purchase obligations category represents purchase orders for merchandise to be delivered during Spring 2008 and commitments for fabric to be used during upcoming seasons. Other obligations primarily represent letters of credit outstanding as of February 2, 2008, lease deposits and preventive maintenance and information technology contracts for Fiscal 2008. See Note 11, "Long-Term Debt", of the Notes to Consolidated Financial Statements. The Company expects to fund all of these obligations with cash provided from operations.

**STORES AND GROSS SQUARE FEET** Store count and gross square footage by brand were as follows for the thirteen weeks ended February 2, 2008 and the fourteen weeks ended February 3, 2007 respectively:

| Store Activity | Abercrombie & Fitch | abercrombie | Hollister | RUEHL | Gilly Hicks | Total |
|---|---|---|---|---|---|---|
| November 3, 2007 | 362 | 198 | 434 | 20 | – | 1,014 |
| New | 2 | 4 | 17 | 2 | 3 | 28 |
| Remodels/Conversions (net activity) | (3) | (1) | – | – | – | (4) |
| Closed | (2) | – | (1) | – | – | (3) |
| February 2, 2008 | 359 | 201 | 450 | 22 | 3 | 1,035 |
| **Gross Square Feet (thousands)** | **Abercrombie & Fitch** | **abercrombie** | **Hollister** | **RUEHL** | **Gilly Hicks** | **Total** |
| November 3, 2007 | 3,197 | 900 | 2,906 | 185 | – | 7,188 |
| New | 17 | 21 | 116 | 19 | 34 | 207 |
| Remodels/Conversions (net activity) | (29) | (4) | – | – | – | (33) |
| Closed | (18) | – | (7) | – | – | (25) |
| February 2, 2008 | 3,167 | 917 | 3,015 | 204 | 34 | 7,337 |
| Average Store Size | 8,822 | 4,562 | 6,700 | 9,273 | 11,333 | 7,089 |

| Store Activity | Abercrombie & Fitch | abercrombie | Hollister | RUEHL | Gilly Hicks | Total |
|---|---|---|---|---|---|---|
| October 28, 2006 | 358 | 171 | 372 | 11 | – | 912 |
| New | 3 | 8 | 21 | 4 | – | 36 |
| Remodels/Conversions (net activity) | 1 | – | – | (1)[1] | – | – |
| Closed | (2) | (2) | – | – | – | (4) |
| February 3, 2007 | 360 | 177 | 393 | 14 | – | 944 |
| **Gross Square Feet (thousands)** | **Abercrombie & Fitch** | **abercrombie** | **Hollister** | **RUEHL** | **Gilly Hicks** | **Total** |
| October 28, 2006 | 3,138 | 753 | 2,450 | 100 | – | 6,441 |
| New | 29 | 41 | 152 | 39 | – | 261 |
| Remodels/Conversions (net activity) | 19 | – | 2 | (9)[1] | – | 12 |
| Closed | (15) | (6) | – | – | – | (21) |
| February 3, 2007 | 3,171 | 788 | 2,604 | 130 | – | 6,693 |
| Average Store Size | 8,808 | 4,452 | 6,626 | 9,286 | – | 7,090 |

*[1] Includes one RUEHL store temporarily closed due to fire damage.*

Store count and gross square footage by brand were as follows for the fifty-two weeks ended February 2, 2008 and the fifty-three weeks ended February 3, 2007, respectively:

| Store Activity | Abercrombie & Fitch | abercrombie | Hollister | RUEHL | Gilly Hicks | Total |
|---|---|---|---|---|---|---|
| February 3, 2007 | 360 | 177 | 393 | 14 | – | 944 |
| New | 6 | 25 | 58 | 7 | 3 | 99 |
| Remodels/Conversions (net activity) | (2) | (1) | – | 1[2] | – | (2) |
| Closed | (5) | – | (1) | – | – | (6) |
| February 2, 2008 | 359 | 201 | 450 | 22 | 3 | 1,035 |
| **Gross Square Feet (thousands)** | **Abercrombie & Fitch** | **abercrombie** | **Hollister** | **RUEHL** | **Gilly Hicks** | **Total** |
| February 3, 2007 | 3,171 | 788 | 2,604 | 130 | – | 6,693 |
| New | 64 | 126 | 418 | 65 | 34 | 707 |
| Remodels/Conversions (net activity) | (23) | 3 | – | 9 | – | (11) |
| Closed | (45) | – | (7) | – | – | (52) |
| February 2, 2008 | 3,167 | 917 | 3,015 | 204 | 34 | 7,337 |
| Average Store Size | 8,822 | 4,562 | 6,700 | 9,273 | 11,333 | 7,089 |

| Store Activity | Abercrombie & Fitch | abercrombie | Hollister | RUEHL | Gilly Hicks | Total |
|---|---|---|---|---|---|---|
| January 29, 2006 | 361 | 164 | 318 | 8 | – | 851 |
| New | 8 | 19 | 70 | 7 | – | 104 |
| Remodels/Conversions (net activity) | (2)[1] | – | 5[1] | (1)[2] | – | 2 |
| Closed | (7) | (6) | – | – | – | (13) |
| February 3, 2007 | 360 | 177 | 393 | 14 | – | 944 |
| **Gross Square Feet (thousands)** | **Abercrombie & Fitch** | **abercrombie** | **Hollister** | **RUEHL** | **Gilly Hicks** | **Total** |
| January 29, 2006 | 3,157 | 716 | 2,083 | 69 | – | 6,025 |
| New | 66 | 94 | 482 | 70 | – | 712 |
| Remodels/Conversions (net activity) | 3[1] | – | 39[1] | (9)[2] | – | 33 |
| Closed | (55) | (22) | – | – | – | (77) |
| February 3, 2007 | 3,171 | 788 | 2,604 | 130 | – | 6,693 |
| Average Store Size | 8,808 | 4,452 | 6,626 | 9,286 | – | 7,090 |

*[1] Includes one Abercrombie & Fitch store and one Hollister store reopened after repair from hurricane damage.*
*[2] Includes one RUEHL store temporarily closed due to fire damage.*

**CAPITAL EXPENDITURES AND LESSOR CONSTRUCTION ALLOWANCES** Capital expenditures totaled $403.3 million, $403.5 million and $256.4 million for Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively.

In Fiscal 2007, total capital expenditures were $403.3 million, of which $252.8 million was used for store related projects related to new construction and remodels, conversions and refreshes of existing Abercrombie & Fitch, abercrombie and Hollister stores. The remaining $150.5 million was used for projects at the home office and the distribution centers, including home office expansion, information technology investments, the purchase of an airplane and other projects.

In Fiscal 2006, total capital expenditures were $403.5 million, of which $253.7 million was used for store related projects related to new store construction and remodels, conversions, and refreshes of existing Abercrombie & Fitch, abercrombie and Hollister stores. The remaining $149.8 million was used for projects at the home office, including the completion of the second DC, home office expansion, information technology investments and other projects.

In Fiscal 2005, total capital expenditures were $256.4 million, of which $204.7 million was used for store related projects, including new store construction and remodels, conversions and other projects.

The remaining $51.7 million was used for projects at the home office, including home office improvements, information technology investments, DC improvements and other projects.

Lessor construction allowances are an integral part of the decision making process for assessing the viability of new store locations. In making the decision whether to invest in a store location, the Company calculates the estimated future return on its investment based on the cost of construction, less any construction allowances to be received from the landlord. The Company received $43.4 million, $49.4 million and $42.3 million in construction allowances during Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively.

During Fiscal 2008, the Company anticipates capital expenditures between approximately $420 million and $425 million. Approximately $300 million of this amount is allocated to new store construction and full store remodels, including $55 million allocated for the Hollister flagship in the SoHo area of New York City, the Abercrombie & Fitch flagships in Europe and Japan and the four new Hollister mall-based U.K. stores. Approximately $50 million is expected to be allocated to refresh existing stores. The store refreshes will include new floors, sound systems and fixture replacements at Abercrombie & Fitch and abercrombie stores. In addition, Hollister store refreshes will include the addition of video walls and the refitting of lighting and shelving to accommodate the rollout of the personal care product line. The Company is planning approximately $73 million in capital expenditures at the home office related to information technology investments, new direct-to-consumer distribution and logistics systems and other home office projects.

The Company intends to add approximately 760,000 gross square feet of stores during Fiscal 2008, which will represent an increase of approximately 10% over Fiscal 2007. The Company anticipates the increase during Fiscal 2008 will be primarily due to the addition of approximately 70 new Hollister stores, 16 new abercrombie stores, three new Abercrombie & Fitch stores, six new RUEHL stores and 15 new Gilly Hicks stores.

During Fiscal 2008, the Company expects the average construction cost per square foot, net of construction allowances, for non-flagship Abercrombie & Fitch stores to remain flat compared to Fiscal 2007's cost of approximately $140; for new abercrombie stores to decrease from Fiscal 2007's cost of approximately $171 to approximately $148; for new Hollister stores to decrease from Fiscal 2007's cost of approximately $131 to approximately $126; and for RUEHL to decrease from Fiscal 2007's cost of $267 to $257. The changes from Fiscal 2007's estimates for Hollister, abercrombie and RUEHL stores were driven by a number of factors, including landlord allowance levels and lower construction costs. The Company expects the average construction cost per square foot, net of construction allowances, for new Gilly Hicks stores to be approximately $392 in Fiscal 2008.

The Company expects initial inventory purchases for the stores to average approximately $0.4 million, $0.2 million, $0.4 million, $0.5 million and $0.6 million per store for Abercrombie & Fitch, abercrombie, Hollister, RUEHL and Gilly Hicks, respectively.

The Company expects that substantially all future capital expenditures will be funded with cash from operations. In addition, the Company has $250 million available, less outstanding letters of credit, under its Amended Credit Agreement to support operations.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"). The preparation of these consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

The Company's significant accounting policies can be found in Note 2, "Summary of Significant Accounting Policies", of the Notes to Consolidated Financial Statements. The Company believes that the following policies are most critical to the portrayal of the Company's financial condition and results of operations.

**REVENUE RECOGNITION** The Company recognizes retail sales at the time the customer takes possession of the merchandise. Direct-to-consumer sales are recorded upon customer receipt of merchandise. Amounts relating to shipping and handling billed to customers in a sale transaction are classified as revenue and the related direct shipping and handling costs are classified as stores and distribution expense. Associate discounts are classified as a reduction of revenue. The Company reserves for sales returns through estimates based on historical experience and various other assumptions that management believes to be reasonable. The sales return reserve was $10.7 million, $8.9 million and $8.2 million at February 2, 2008, February 3, 2007 and January 28, 2006, respectively.

The Company's gift cards do not expire or lose value over periods of inactivity. The Company accounts for gift cards by recognizing a liability at the time a gift card is sold. The liability remains on the Company's books until the earlier of redemption (recognized as revenue) or when the Company determines the likelihood of redemption is remote (recognized as other operating income). The Company determines the probability of the gift card being redeemed to be remote based on historical redemption patterns and recognizes the remaining balance as other operating income. At February 2, 2008 and February 3, 2007, the gift card liabilities on the Company's Consolidated Balance Sheets were $68.8 million and $65.0 million, respectively.

The Company is not required by law to escheat the value of unredeemed gift cards to the states in which it operates. During Fiscal 2007, Fiscal 2006 and Fiscal 2005, the Company recognized other operating income for adjustments to the gift card liability of $10.9 million, $5.2 million and $2.4 million, respectively.

**INVENTORY VALUATION** Inventories are principally valued at the lower of average cost or market utilizing the retail method. The Company determines market value as the anticipated future selling price of the merchandise less a normal margin. An initial markup is applied to inventory at cost in order to establish a cost-to-retail ratio. Permanent markdowns, when taken, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost-to-retail relationship. At first and third fiscal quarter end, the Company reduces inventory value by recording a markdown reserve that represents the estimated future anticipated selling price decreases necessary to sell-through the current season inventory. At second and fourth fiscal quarter end, the Company reduces inventory value by recording a markdown reserve that represents the estimated future selling price decreases necessary to sell-through any remaining carryover inventory from the season just passed. The markdown reserve was $5.4 million, $6.8 million and $10.0 million at February 2, 2008, February 3, 2007 and January 28, 2006, respectively.

Additionally, as part of inventory valuation, an inventory shrink estimate is made each period that reduces the value of inventory for lost or stolen items. The Company performs physical inventories throughout the year and adjusts the shrink reserve accordingly. The shrink reserve was $11.5 million, $7.7 million and $3.8 million at February 2, 2008, February 3, 2007 and January 28, 2006, respectively.

Inherent in the retail method calculation are certain significant judgments and estimates including, among others, markdowns and shrinkage, which could significantly impact the ending inventory valuation at cost as well as the resulting gross margins. An increase or decrease in the inventory shrink estimate of 10% would not have a material impact on the Company's results of operations. Management believes this inventory valuation method is appropriate since it preserves the cost-to-retail relationship in ending inventory.

**PROPERTY AND EQUIPMENT** Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 30 years for buildings; the lesser of the useful life of the asset, which ranges from three to 15 years, or the term of the lease for leasehold improvements; the lesser of the useful life of the asset, which ranges from three to seven years, or the term of the lease when applicable for information technology; and three to 20 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major remodels and improvements that extend service lives of the assets are capitalized. Long-lived assets are reviewed at the store level periodically for impairment or whenever events or changes in circumstances indicate that full recoverability of net assets through future cash flows is in question. Factors used in the evaluation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows.

**INCOME TAXES** Income taxes are calculated in accordance with SFAS No. 109,"*Accounting for Income Taxes*," which requires the use of the asset and liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using current enacted tax rates in effect for the years in which those temporary differences are expected to reverse. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax law and published guidance with respect to applicability to the Company's operations. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a valuation allowance against the deferred tax asset arising from the net operating loss of a foreign subsidiary. No other valuation allowances have been provided for deferred tax assets. The effective tax rate utilized by the Company reflects management's judgment of expected tax liabilities within the various tax jurisdictions.

In June 2006, the FASB issued Financial Accounting Standards Board Interpretation ("FIN") No. 48, "*Accounting for Uncertainty in Income Tax – an interpretation of FASB Statement No. 109.*" FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "*Accounting for Income Taxes.*" This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense.

The provision for income taxes is based on the current estimate of the annual effective tax rate adjusted to reflect the tax impact of items discrete to the quarter. The Company records tax expense or benefit that does not relate to ordinary income in the current fiscal year discretely in the period in which it occurs pursuant to the requirements of APB Opinion No. 28, "*Interim Financial Reporting*" and FIN 18, "*Accounting for Income Taxes in Interim Periods – an Interpretation of APB Opinion No. 28.*" Examples of such types of discrete items include, but are not limited to, changes in estimates of the outcome of tax matters related to prior years, provision-to-return adjustments, tax-exempt income and the settlement of tax audits.

**FOREIGN CURRENCY TRANSLATION** The majority of the Company's international operations use local currencies as the functional currency. In accordance with SFAS No. 52, "*Foreign Currency Translation*", assets and liabilities denominated in foreign currencies were translated into U.S. dollars (the reporting currency) at the exchange rate prevailing at the balance sheet date. Equity accounts denominated in foreign currencies were translated into U.S. dollars at historical exchange rates. Revenues and expenses denominated in foreign currencies were translated into U.S. dollars at the monthly average exchange rate for the period. Gains and losses resulting from foreign currency transactions are included in the results of operations; whereas, translation adjustments are reported as an element of other comprehensive income in accordance with SFAS No. 130, "*Reporting Comprehensive Income*".

**CONTINGENCIES** In the normal course of business, the Company must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management's judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process. However, the ultimate outcome of various legal issues could be different than management estimates, and adjustments may be required.

**EQUITY COMPENSATION EXPENSE** Prior to January 29, 2006, the Company reported share-based compensation through the disclosure-only requirements of SFAS No. 123, "*Accounting for Stock-Based Compensation*" ("SFAS No.123"), as amended by SFAS No. 148, "*Accounting for Stock-Based Compensation–Transition and Disclosure–an Amendment of FASB Statement No. 123*," but elected to measure compensation expense using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*", for which no expense was recognized for stock options if the exercise price was equal to the market value of the underlying Common Stock on the date of grant, and provided the required pro forma disclosures in accordance with SFAS No. 123, as amended.

Effective January 29, 2006, the Company adopted the provisions of SFAS No. 123(R) which requires stock options to be accounted for under the fair value method and requires the use of an option-pricing model for estimating fair value. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award.

The Company's equity compensation expense related to stock options is estimated using the Black-Scholes option-pricing model to determine the fair value of the stock option grants, which requires the Company to estimate the expected term of the stock option grants and expected future stock price volatility over the expected term. Estimates of the expected term, which represents the expected period of time the Company believes the stock options will be outstanding, are based on historical information. Estimates of the expected future stock price volatility are based on the volatility of A&F's Common Stock for the most recent historical period equal to the expected term of the stock option. The Company calculates the historic volatility as the annualized standard deviation of the differences in the natural logarithms of the weekly stock closing price, adjusted for stock splits.

The fair value calculation under the Black-Scholes valuation model is particularly sensitive to changes in the expected term and volatility assumptions. Increases in expected term or volatility will result in a higher fair valuation of stock option grants. Assuming all other assumptions disclosed in Note 4, "Share-Based Compensation" of the Notes to Consolidated Financial Statements, being equal, a 10% increase in term will yield a 5% increase in the Black-Scholes valuation, while a 10% increase in volatility will yield a 7% increase in the Black-Scholes valuation. The Company believes that changes in expected term and volatility would not have a material effect on the Company's results since the number of stock options granted during the periods presented was not material.

**RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

In September 2006, the FASB released SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 establishes a common definition for fair value under GAAP and also establishes a framework for measuring fair value and expands disclosure requirements about such fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-1 that eliminates SFAS No. 13, "*Accounting for Leases*", from the scope of SFAS 157. In February 2008, the FASB issued FSP 157-2 that partially defers the effective date of SFAS No. 157 for one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. Consequently, SFAS No. 157 was effective for the Company on February 3, 2008, for financial assets and liabilities carried at fair value and non-financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis and will be effective on February 1, 2009, for non-recurring non-financial assets and liabilities that are recognized or disclosed at fair value. The Company is currently evaluating the potential impact of adopting SFAS No. 157 and the related FSPs on the consolidated results of operations and consolidated financial condition.

In February 2007, the FASB released SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115*" ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that select different measurement attributes for similar types of assets and liabilities. SFAS 159 was effective for the Company on February 3, 2008. The Company is currently evaluating the potential impact on the consolidated financial statements of adopting SFAS 159.

**FORWARD-LOOKING STATEMENTS AND RISK FACTORS**

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Annual Report or made by the Company, its management or spokespeople involve risks and uncertainties and are subject to change based on various factors, many of which may be beyond the Company's control. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," and similar expressions may identify forward-looking statements. Except as may be required by applicable law, the Company assumes no obligation to publicly update or revise its forward-looking statements.

The following factors could affect the Company's financial performance and could cause actual results to differ materially from those expressed or implied in any of the forward-looking statements:

- loss of services of skilled senior executive officers;
- ability to hire, train and retain qualified associates;
- changes in consumer spending patterns and consumer preferences;
- ability to develop innovative, high-quality new merchandise in response to changing fashion trends;
- effects on consumer purchases due to a general economic downturn;
- the impact of competition and pricing pressures;
- availability and market prices of key raw materials;
- ability of manufacturers to comply with applicable laws, regulations and ethical business practices;
- availability of suitable store locations under appropriate terms;
- currency and exchange risks and changes in existing or potential duties, tariffs or quotas;
- effects of political and economic events and conditions domestically and in foreign jurisdictions in which the Company operates, including, but not limited to, acts of terrorism or war;
- unseasonable weather conditions affecting consumer preferences;
- disruptive weather conditions affecting consumers' ability to shop; and
- effects of capital market conditions.

Refer to Item 1A. Risk Factors of the Company's Report on Form 10-K filed March 28, 2008 for a description of certain risk factors that the Company believes may be relevant to an understanding of the Company and its business. These risk factors, in addition to the factors set forth above, could cause actual results to differ materially from those expressed or implied in any of the Company's forward-looking statements.

**QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK** The Company maintains its cash equivalents in financial instruments, primarily money market accounts, with original maturities of 90 days or less. The Company also holds investments in investment grade auction rate securities ("ARS"), all classified as available-for-sale that have maturities ranging from eight to 34 years. As of February 2, 2008, the Company held approximately $530.5 million in ARS classified as marketable securities. Approximately $272.1 million of these securities were invested in closed end municipal bond funds and approximately $258.4 million were invested in securities issued by state agencies which issue student loans.

Despite the underlying long-term maturity of ARS, such securities were priced and subsequently traded as short-term investments because of the interest rate reset feature. Interest rates reset through a Dutch auction process at predetermined periods ranging from seven to 35 days. If there are insufficient buyers, the auction is said to "fail" and the holders are unable to liquidate the investments through auction. A failed auction does not result in a default of the debt instrument. The securities will continue to accrue interest and be auctioned until the auction succeeds, the issuer calls the securities or the securities mature. On February 13, 2008, the Company began to experience failed auctions on some of its ARS. As of March 27, 2008, the Company held approximately $365.9 million in ARS, of which $326.9 million were also held as of February 2, 2008.

As of February 2, 2008, approximately 99% of the Company's ARS were "AAA" rated by one or more major credit rating agencies. The ratings take into account insurance policies guaranteeing both the principal and accrued interest. Each investment in student loans is substantially guaranteed by the U.S. government under the Federal Family Education Loan Program.

The Company does not believe that failures in the auction market will have a material impact on the Company's liquidity. The Company believes that it currently has adequate working capital to fund operations based on access to cash and cash equivalents and expected operating cash flows. In addition, the Company has $250 million available, less outstanding letters of credit, under its unsecured credit agreement to support operations.

The current market for the ARS is uncertain and the Company will continue to monitor and evaluate the market. If auctions continue to fail, it may be necessary to reflect the securities as long-term investments on its consolidated balance sheet for the period ending May 3, 2008 or thereafter. If the Company sells any of the ARS, prior to maturity, at an amount below original purchase value, or if it becomes probable that the Company will not receive 100% of the principal and interest from the issuer as to any of the ARS, the Company will be required to recognize an other-than-temporary impairment charge against net income.

The Company established an irrevocable rabbi trust (the "Rabbi Trust") during the third quarter of Fiscal 2006, the purpose of which is to be a source of funds to match respective funding obligations to participants in the Abercrombie & Fitch Nonqualified Savings and Supplemental Retirement Plan and the Chief Executive Officer Supplemental Executive Retirement Plan. As of February 2, 2008, total assets held in the Rabbi Trust were $51.3 million, which included $18.6 million of available-for-sale municipal notes and bonds, trust-owned life insurance policies with a cash surrender value of $31.3 million and $1.4 million held in money market accounts. As of February 3, 2007, total assets held in the Rabbi Trust were $33.5 million, which included $18.3 million of available-for-sale municipal notes and bonds and trust-owned life insurance policies with a cash surrender value of $15.3 million. The Rabbi Trust assets are consolidated in accordance with Emerging Issues Task Force ("EITF") 97-14, "*Accounting for Deferred Compensation Agreements Where Amounts Earned Are Held in a Rabbi Trust and Invested*" ("EITF 97-14") and recorded at fair value in other assets on the Consolidated Balance Sheets and are restricted as to their use as noted above.

There were $0.4 million in realized losses for the fifty-two weeks ended February 2, 2008 and no realized gains or losses for the fifty-three weeks ended February 3, 2007, all related to available-for-sale securities. Net unrealized gains were approximately $.01 million as of February 2, 2008 and net unrealized losses were approximately $0.7 million as of February 3, 2007, all related to available-for-sale securities.

The Company does not enter into financial instruments for trading purposes.

As of February 2, 2008, the Company had no long-term debt outstanding. Future borrowings would bear interest at negotiated rates and would be subject to interest rate risk.

The Company has exposure to changes in currency exchange rates associated with foreign currency transactions, including inter-company transactions. Such foreign currency transactions are denominated in Euros, Canadian Dollars, Japanese Yen, Danish Krones, Swiss Francs and British Pounds. The Company has established a program that primarily utilizes foreign currency forward contracts to partially offset the risks associated with the effects of certain foreign currency exposures. Under this program, increases or decreases in foreign currency exposures are partially offset by gains or losses on forward contracts, to mitigate the impact of foreign currency transaction gains or losses. The Company does not use forward contracts to engage in currency speculation.

All outstanding foreign currency forward contracts are marked to market at the end of each fiscal period. The Company's ultimate realized gain or loss with respect to foreign currency fluctuations will depend on the foreign currency exchange rate changes and other factors in effect as the contracts mature.

## CONSOLIDATED STATEMENTS OF NET INCOME AND COMPREHENSIVE INCOME

| *(Thousands, except per share amounts)* | 2007 | 2006* | 2005 |
|---|---|---|---|
| **NET SALES** | $3,749,847 | $3,318,158 | $2,784,711 |
| Cost of Goods Sold | 1,238,480 | 1,109,152 | 933,295 |
| **GROSS PROFIT** | 2,511,367 | 2,209,006 | 1,851,416 |
| Stores and Distribution Expense | 1,386,846 | 1,187,071 | 1,000,755 |
| Marketing, General & Administrative Expense | 395,758 | 373,828 | 313,457 |
| Other Operating Income, Net | (11,734) | (9,983) | (5,534) |
| **OPERATING INCOME** | 740,497 | 658,090 | 542,738 |
| Interest Income, Net | (18,828) | (13,896) | (6,674) |
| **INCOME BEFORE INCOME TAXES** | 759,325 | 671,986 | 549,412 |
| Provision for Income Taxes | 283,628 | 249,800 | 215,426 |
| **NET INCOME** | $ 475,697 | $ 422,186 | $ 333,986 |
| **NET INCOME PER SHARE:** | | | |
| Basic | $5.45 | $4.79 | $3.83 |
| Diluted | $5.20 | $4.59 | $3.66 |
| **WEIGHTED-AVERAGE SHARES OUTSTANDING:** | | | |
| Basic | 87,248 | 88,052 | 87,161 |
| Diluted | 91,523 | 92,010 | 91,221 |
| **DIVIDENDS DECLARED PER SHARE** | $0.70 | $0.70 | $0.60 |
| **OTHER COMPREHENSIVE INCOME** | | | |
| Cumulative Foreign Currency Translation Adjustments | $ 7,328 | ($239) | ($78) |
| Unrealized Gains (Losses) on Marketable Securities, net of taxes of ($502), $20 and $0 for Fiscal 2007, Fiscal 2006, and Fiscal 2005, | 784 | 41 | (718) |
| respectively Other Comprehensive Income (Loss) | $ 8,112 | ($198) | ($796) |
| **COMPREHENSIVE INCOME** | $ 483,809 | $ 421,988 | $ 333,190 |

The accompanying Notes are an integral part of these Consolidated Financial Statements.

**Net Sales ($ in Millions)**


$3,800
$3,600
$3,400
$3,200
$3,000
$2,800
$2,600
$2400
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,708
$2,021
$2,785
$3,318
$3,750
2003
2004
2005
2006*
2007

**Net Income ($ in Millions)**


$490
$470
$450
$430
$410
$390
$370
$350
$330
$310
$290
$270
$250
$230
$210
$190
$170
$150
$130
$110
$205
$216
$334
$422
$476
2003
2004
2005
2006*
2007

** Fiscal 2006 was a fifty-three week year.*

## CONSOLIDATED BALANCE SHEETS

| *(Thousands, except share amounts)* | February 2, 2008 | February 3, 2007 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and Equivalents | $ 118,044 | $ 81,959 |
| Marketable Securities | 530,486 | 447,793 |
| Receivables | 53,801 | 43,240 |
| Inventories | 333,153 | 427,447 |
| Deferred Income Taxes | 36,128 | 33,170 |
| Other Current Assets | 68,643 | 58,469 |
| **TOTAL CURRENT ASSETS** | 1,140,255 | 1,092,078 |
| **PROPERTY AND EQUIPMENT, NET** | 1,318,291 | 1,092,282 |
| **OTHER ASSETS** | 109,052 | 63,707 |
| **TOTAL ASSETS** | $ 2,567,598 | $2,248,067 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accounts Payable | $ 108,437 | $ 100,919 |
| Outstanding Checks | 43,361 | 27,391 |
| Accrued Expenses | 280,910 | 260,219 |
| Deferred Lease Credits | 37,925 | 35,423 |
| Income Taxes Payable | 72,480 | 86,675 |
| **TOTAL CURRENT LIABILITIES** | 543,113 | 510,627 |
| **LONG-TERM LIABILITIES** | | |
| Deferred Income Taxes | 22,491 | 30,394 |
| Deferred Lease Credits | 213,739 | 203,943 |
| Commitments | – | – |
| Other Liabilities | 169,942 | 97,806 |
| **TOTAL LONG-TERM LIABILITIES** | 406,172 | 332,143 |
| **SHAREHOLDERS' EQUITY** | | |
| Class A Common Stock – $0.01 par value: 150,000,000 shares authorized and 103,300,000 shares issued at February 2, 2008 and February 3, 2007, respectively | 1,033 | 1,033 |
| Paid-In Capital | 319,451 | 289,732 |
| Retained Earnings | 2,051,463 | 1,646,290 |
| Accumulated Other Comprehensive Income (Loss), net of tax | 7,118 | (994) |
| Treasury Stock, at Average Cost 17,141,116 and 14,999,945 shares at February 2, 2008 and February 3, 2007, respectively | (760,752) | (530,764) |
| **TOTAL SHAREHOLDERS' EQUITY** | 1,618,313 | 1,405,297 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 2,567,598 | $2,248,067 |

The accompanying Notes are an integral part of these Consolidated Financial Statements.

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Common Stock | | | | | | Treasury Stock | | |
|---|---|---|---|---|---|---|---|---|---|
| (Thousands) | Shares Outstanding | Par Value | Paid-In Capital | Retained Earnings | Deferred Compen-sation | Other Compre-hensive Income (Loss) | Shares | At Average Cost | Total Shareholders' Equity |
| **BALANCE, JANUARY 29, 2005** | 86,036 | $1,033 | $176,552 | $1,039,722 | $ 15,048 | – | 17,263 | $(563,029) | $ 669,326 |
| Net Income | – | – | – | 333,986 | – | – | – | – | 333,986 |
| Purchase of Treasury Stock | (1,765) | – | – | – | – | – | 1,765 | (103,296) | (103,296) |
| Dividends ($0.60 per share) | – | – | – | (52,218) | – | – | – | – | (52,218) |
| Stock Option Exercises | 3,289 | – | – | (26,985) | – | – | (3,289) | 109,880 | 82,895 |
| Restricted Stock Unit Issuance | 166 | – | – | (4,297) | (12,966) | – | (166) | 5,650 | (11,613) |
| Tax Benefit from Excercise of Stock Options and Issuance of Restricted Stock Units | – | – | 52,709 | – | – | – | – | – | 52,709 |
| Restricted Stock Unit Expense | – | – | – | – | 24,124 | – | – | – | 24,124 |
| Unrealized Losses on Marketable Securtities | – | – | – | – | – | (718) | – | – | (718) |
| Cumulative Foreign Currency Translation Adjustments | – | – | – | – | – | (78) | – | – | (78) |
| **BALANCE, JANUARY 28, 2006** | 87,726 | $1,033 | $229,261 | $1,290,208 | $ 26,206 | $ (796) | 15,574 | $(550,795) | $ 995,117 |
| Deferred Compensation Reclassification | – | – | 26,206 | – | (26,206) | – | – | – | – |
| Net Income | – | – | – | 422,186 | – | – | – | – | 422,186 |
| Dividends ($0.70 per share) | – | – | – | (61,623) | – | – | – | – | (61,623) |
| Share-based Compensation Issuances and Excersises | 574 | – | (6,326) | (4,481) | – | – | (574) | 20,031 | 9,224 |
| Tax Benefit from Share-based Compensation Issuances and Exercises | – | – | 5,472 | – | – | – | – | – | 5,472 |
| Share-based Compensation Expense | – | – | 35,119 | – | – | – | – | – | 35,119 |
| Unrealized Gains on Marketable Securities | – | – | – | – | – | 41 | – | – | 41 |
| Cumulative Foreign Currency Translation Adjustments | – | – | – | – | – | (239) | – | – | (239) |
| **BALANCE, FEBRUARY 3, 2007** | 88,300 | $1,033 | $289,732 | $1,646,290 | – | $ (994) | 15,000 | $(530,764) | $1,405,297 |
| FIN 48 Impact | – | – | – | (2,786) | – | – | – | – | (2,786) |
| Net Income | – | – | – | 475,697 | – | – | – | – | 475,697 |
| Purchase of Treasury Stock | (3,654) | – | – | – | – | – | 3,654 | (287,916) | (287,916) |
| Dividends ($0.70 per share) | – | – | – | (61,330) | – | – | – | – | (61,330) |
| Share-based Compensation Issuances and Excersises | 1,513 | – | (19,052) | (6,408) | – | – | (1,513) | 57,928 | 32,468 |
| Tax Benefit from Share-based Compensation Issuances and Exercises | – | – | 17,600 | – | – | – | – | – | 17,600 |
| Share-based Compensation Expense | – | – | 31,170 | – | – | – | – | – | 31,170 |
| Unrealized Gains on Marketable Securities | – | – | – | – | – | 784 | – | – | 784 |
| Cumulative Foreign Currency Translation Adjustments | – | – | – | – | – | 7,328 | – | – | 7,328 |
| **BALANCE, FEBRUARY 2, 2008** | 86,159 | $1,033 | $319,451 | $2,051,463 | – | $ 7,118[1] | 17,141 | $(760,752) | $1,618,313 |

*[1] Accumulated Other Comprehensive Income includes cummulative foreign currency translation adjustments of $7.0 million and of unrealized gains on marketable securities, net of taxes of $0.1 million.*

The accompanying Notes are an integral part of these Consolidated Financial Statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| (Thousands) | 2007 | 2006* | 2005 |
|---|---|---|---|
| **OPERATING ACTIVITIES:** | | | |
| Net Income | $475,697 | $422,186 | $333,986 |
| **IMPACT OF OTHER OPERATING ACTIVITIES ON CASH FLOWS:** | | | |
| Depreciation and Amortization | 183,716 | 146,156 | 124,206 |
| Amortization of Deferred Lease Credits | (37,418) | (34,485) | (32,527) |
| Share-Based Compensation | 31,170 | 35,119 | 24,124 |
| Tax Benefit from Share-Based Compensation | 17,600 | 5,472 | 52,709 |
| Excess Tax Benefit from Share-Based Compensation | (14,205) | (3,382) | – |
| Deferred Taxes | 1,342 | (11,638) | (2,099) |
| Loss on Disposal of Assets and Charge for Impairment | 9,517 | 6,559 | 7,658 |
| Lessor Construction Allowances | 43,391 | 49,387 | 42,336 |
| Foreign Currency Gains | 301 | – | – |
| **CHANGES IN ASSETS AND LIABILITIES:** | | | |
| Inventories | 87,657 | (61,940) | (146,314) |
| Accounts Payable and Accrued Expenses | 22,375 | 24,579 | (2,912) |
| Income Taxes | (13,922) | (12,805) | 43,893 |
| Other Assets and Liabilities | 10,604 | 16,963 | 8,530 |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 817,825 | 582,171 | 453,590 |
| **INVESTING ACTIVITIES:** | | | |
| Capital Expenditures | (403,345) | (403,476) | (256,422) |
| Purchases of Trust Owned Life Insurace Policies | (15,000) | (15,258) | – |
| Purchases of Marketable Securities | (1,444,736) | (1,459,835) | (1,016,986) |
| Proceeds of Sales of Marketable Securities | 1,362,911 | 1,404,805 | 605,101 |
| **NET CASH USED FOR INVESTING ACTIVITIES** | (500,170) | (473,764) | (668,307) |
| **FINANCING ACTIVITIES:** | | | |
| Dividends Paid | (61,330) | (61,623) | (52,218) |
| Change in Outstanding Checks and Other | 13,536 | (31,770) | 8,467 |
| Proceeds from Share-Based Compensation | 38,750 | 12,876 | 73,716 |
| Excess Tax Benefit from Share-Based Compensation | 14,205 | 3,382 | – |
| Purchase of Treasury Stock | (287,916) | – | (103,296) |
| **NET CASH USED FOR FINANCING ACTIVITIES** | (282,755) | (77,135) | (73,331) |
| **EFFECT OF EXCHANGE RATES ON CASH** | 1,185 | – | – |
| **NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS** | 36,085 | 31,272 | (288,048) |
| Cash and Equivalents, Beginning of Year | 81,959 | 50,687 | 338,735 |
| **CASH AND EQUIVALENTS, END OF YEAR** | $118,044 | $ 81,959 | $ 50,687 |
| **SIGNIFICANT NON-CASH INVESTING ACTIVITIES:** | | | |
| Change in Accrual for Construction in Progress | $ 8,791 | $ 28,455 | $ 3,754 |

* *Fiscal 2006 was a fifty-three week year.*

The accompanying Notes are an integral part of these Consolidated Financial Statements.

**1. BASIS OF PRESENTATION** Abercrombie & Fitch Co. ("A&F"), through its wholly-owned subsidiaries (collectively, A&F and its wholly-owned subsidiaries are referred to as "Abercrombie & Fitch" or the "Company"), is a specialty retailer of high-quality, casual apparel for men, women and kids with an active, youthful lifestyle.

The accompanying consolidated financial statements include the historical financial statements of, and transactions applicable to, the Company and reflect the assets, liabilities, results of operations and cash flows.

**FISCAL YEAR** The Company's fiscal year ends on the Saturday closest to January 31, typically resulting in a fifty-two week year, but occasionally giving rise to an additional week, resulting in a fifty-three week year. Fiscal years are designated in the consolidated financial statements and notes by the calendar year in which the fiscal year commences. All references herein to "Fiscal 2007" represent the results of the 52-week fiscal year ended February 2, 2008; to "Fiscal 2006" represent the 53-week fiscal year ended February 3, 2007; and to "Fiscal 2005" represent the 52-week fiscal year ended January 28, 2006. In addition, all references herein to "Fiscal 2008" represent the 52-week fiscal year that will end on January 31, 2009.

**RECLASSIFICATIONS** Certain amounts have been reclassified to conform to the current year presentation. A&F periodically acquires shares of its Class A Common Stock, par value $0.01 per share ("Common Stock") under various Board of Directors-authorized share buy-back plans. The shares acquired are held as treasury stock and are not retired. A&F utilizes the treasury stock when issuing shares for stock option exercises and restricted stock unit vestings. In accordance with Accounting Principles Board ("APE") Opinion No. 6, "*Status of Accounting Research Bulletins*," "gains" on sales of treasury stock not previously accounted for as constructively retired should be credited to paid-in capital; "losses" may be charged to paid-in capital to the extent of previous net "gains" from sales or retirements of the same class of stock, otherwise to retained earnings. On the Consolidated Statements of Shareholders' Equity for the year ended January 28, 2006, the Company reclassified treasury stock "losses" of $31.3 million to retained earnings that were previously netted against paid-in capital. Amounts reclassified did not have an effect on the Company's results of operations or Consolidated Statement of Cash Flows.

In connection with the Company's adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*" ("FIN 48") on February 4, 2007, a $2.8 million cumulative effect adjustment was recorded as a reduction to beginning of the year retained earnings. The Company's unrecognized tax benefits as of February 4, 2007 were reclassified from current taxes payables to other long-term liabilities. See Note 10, "Income Taxes" for information about the adoption of FIN 48.

**SEGMENT REPORTING** In accordance with Statement of Financial Accounting Standards ("SFAS") No. 131, "*Disclosures about Segments of an Enterprise and Related Information*," ("SFAS No. 131"), the Company determines its operating segments on the same basis that it uses internally to evaluate performance. The operating segments identified by the Company include Abercrombie & Fitch, abercrombie, Hollister, RUEHL and Gilly Hicks. The operating segments have been aggregated and are reported as one reportable financial segment. RUEHL and Gilly Hicks were determined to be immaterial for segment reporting purposes, and are therefore included in the one reportable segment as they have similar economic characteristics and meet the majority of the aggregation criteria in paragraph 17 of SFAS No. 131. The Company aggregates its operating segments because they meet the aggregation criteria set forth in paragraph 17 of SFAS No. 131. The Company believes its operating segments may be aggregated for financial reporting purposes because they are similar in each of the following areas: class of consumer, economic characteristics, nature of products, nature of production processes and distribution methods. Revenues and long-lived assets relating to the Company's international operations in each of Fiscal 2007, Fiscal 2006 and Fiscal 2005 were not material and were not reported separately from domestic revenues and long-lived assets.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**PRINCIPLES OF CONSOLIDATION** The consolidated financial statements include the accounts of A&F and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

**CASH AND EQUIVALENTS** Cash and equivalents include amounts on deposit with financial institutions and investments, primarily held in money market accounts, with original maturities of less than 90 days. Outstanding checks at year-end are reclassified from cash to liabilities in the Condensed Consolidated Balance Sheet.

**INVESTMENTS** Investments with original maturities greater than 90 days are accounted for in accordance with SFAS No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*," and are classified accordingly by the Company at the time of purchase. At February 2, 2008, the Company's investments in marketable securities consisted of investment grade auction rate securities ("ARS"), all classified as available-for-sale and reported at fair value based on the Dutch auction market as of February 2, 2008, with maturities that range from eight to 34 years. As of February 2, 2008, the Company held approximately $530.5 million in ARS as marketable securities. Approximately $272.1 million of the securities were invested in closed end municipal bond funds and approximately $258.4 million were invested in securities issued by state agencies which issue student loans. At February 3, 2007, the Company's investments in marketable securities consisted primarily of investment grade municipal notes and bonds and investment grade ARS, all classified as available-for-sale and reported at fair value based on the market, with maturities that could range from one month to forty years. As of February 3, 2007, the marketable securities consisted of approximately $346.1 million of ARS, approximately $97.1 million of municipal notes and bonds and approximately $4.6 million of dividend received deduction.

The interest rates of ARS reset through an auction process at predetermined periods ranging from seven to 35 days.

The Company established an irrevocable rabbi trust (the "Rabbi Trust") during the third quarter of Fiscal 2006, the purpose of which is to be a source of funds to match respective funding obligations to participants in the Abercrombie & Fitch Nonqualified Savings and

Supplemental Retirement Plan and the Chief Executive Officer Supplemental Executive Retirement Plan. As of February 2, 2008, total assets held in the Rabbi Trust were $51.3 million, which included $18.6 million of available-for-sale municipal notes and bonds with maturities that ranged from four to six years, trust-owned life insurance policies with a cash surrender value of $31.3 million and $1.4 million held in money market accounts. As of February 3, 2007, total assets held in the Rabbi Trust were $33.5 million, which included $18.3 million of available-for-sale municipal notes and bonds and trust-owned life insurance policies with a cash surrender value of $15.3 million. The Rabbi Trust assets are consolidated in accordance with Emerging Issues Task Force 97-14, *"Accounting for Deferred Compensation Agreements Where Amounts Earned Are Held in a Rabbi Trust and Invested"* ("EITF 97-14") and recorded at fair value in other assets on the Consolidated Balance Sheets and are restricted as to their use as noted above.

There were $0.4 million in realized losses for the fifty-two weeks ended February 2, 2008 and no realized gains or losses for the fifty-three weeks ended February 3, 2007, all related to available-for-sale securities. Net unrealized gains were approximately $.01 million as of February 2, 2008 and net unrealized losses were approximately $0.7 million as of February 3, 2007, all related to available-for-sale securities.

**CREDIT CARD RECEIVABLES** As part of the normal course of business, the Company has approximately three to four days of sales transactions outstanding with its third-party credit card vendors at any point. The Company classifies these outstanding balances as receivables.

**INVENTORIES** Inventories are principally valued at the lower of average cost or market utilizing the retail method. The Company determines market value as the anticipated future selling price of the merchandise less a normal margin. Therefore, an initial markup is applied to inventory at cost in order to establish a cost-to-retail ratio. Permanent markdowns, when taken, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost-to-retail relationship. The inventory balance was $333.2 million and $427.4 million at February 2, 2008 and February 3, 2007, respectively. The markdown reserve was $5.4 million, $6.8 million and $10.0 million at February 2, 2008, February 3, 2007 and January 28, 2006, respectively.

The fiscal year is comprised of two principal selling seasons: Spring (the first and second fiscal quarters) and Fall (the third and fourth fiscal quarters). The Company classifies its inventory into three categories: spring fashion, fall fashion and basic. The Company reduces inventory valuation at the end of the first and third fiscal quarters to reserve for projected inventory markdowns required to sell through the current season inventory prior to the beginning of the following season. Additionally, the Company reduces inventory at season end by recording a markdown reserve at the end of the second and fourth fiscal quarters that represents the estimated future anticipated selling price decreases necessary to sell through the remaining carryover inventory for the season just passed.

Further, as part of inventory valuation, inventory shrinkage estimates, based on historical trends from actual physical inventories, are made that reduce the inventory value for lost or stolen items. The Company performs physical inventories throughout the year and adjusts the shrink reserve accordingly. The shrink reserve was $11.5 million, $7.7 million and $3.8 million at February 2, 2008, February 3, 2007 and January 28, 2006, respectively.

**STORE SUPPLIES** The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags and point-of-sale supplies are capitalized at the store opening date. In lieu of amortizing the initial balances over their estimated useful lives, the Company expenses all subsequent replacements and adjusts the initial balance, as appropriate, for changes in store quantities or replacement cost. This policy approximates the expense that would have been recognized under accounting principles generally accepted in the United States of America ("GAAP"). Store supply categories are classified as current or non-current based on their estimated useful lives. Packaging is expensed as used. Current store supplies were $22.5 million and $20.0 million at February 2, 2008 and February 3, 2007, respectively. Non-current store supplies were $21.7 million and $20.6 million at February 2, 2008 and February 3, 2007, respectively.

**PROPERTY AND EQUIPMENT** Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 30 years for buildings; the lesser of the useful life of the asset, which ranges from three to 15 years, or the term of the lease for leasehold improvements; the lesser of the useful life of the asset, which ranges from three to seven years, or the term of the lease when applicable for information technology; and three to 20 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized.

Long-lived assets are reviewed at the store level periodically for impairment or whenever events or changes in circumstances indicate that full recoverability of net assets through future cash flows is in question. Factors used in the evaluation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows. The Company incurred impairment charges of approximately $2.3 million for Fiscal 2007, including $1.6 million of non-store impairment charges compared to $0.3 million for Fiscal 2006.

**INCOME TAXES** Income taxes are calculated in accordance with SFAS No. 109, *"Accounting for Income Taxes,"* which requires the use of the asset and liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using current enacted tax rates in effect for the years in which those temporary differences are expected to reverse. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax law and published guidance with respect to applicability to the Company's operations. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a valuation allowance against the deferred tax asset arising from the net operating loss of a foreign subsidiary.

No other valuation allowances have been provided for deferred tax assets. The effective tax rate utilized by the Company reflects management's judgment of expected tax liabilities within the various tax jurisdictions.

The provision for income taxes is based on the current estimate of the annual effective tax rate adjusted to reflect the tax impact of items discrete to the quarter. The Company records tax expense or benefit that does not relate to ordinary income in the current fiscal year discretely in the period in which it occurs pursuant to the requirements of APB Opinion No. 28, *"Interim Financial Reporting"* and FIN 18, *"Accounting for Income Taxes in Interim Periods – an Interpretation of APB Opinion No. 28."* Examples of such types of discrete items include, but are not limited to, changes in estimates of the outcome of tax matters related to prior years, provision-to-return adjustments, tax-exempt income and the settlement of tax audits.

See Note 10, "Income Taxes" for discussion regarding the Company's policies for FIN 48.

**FOREIGN CURRENCY TRANSLATION** The majority of the Company's international operations use local currencies as the functional currency. In accordance with SFAS No. 52, *"Foreign Currency Translation"*, assets and liabilities denominated in foreign currencies were translated into U.S. dollars (the reporting currency) at the exchange rate prevailing at the balance sheet date. Equity accounts denominated in foreign currencies were translated into U.S. dollars at historical exchange rates. Revenues and expenses denominated in foreign currencies were translated into U.S. dollars at the monthly average exchange rate for the period. Gains and losses resulting from foreign currency transactions are included in the results of operations; whereas, related translation adjustments are reported as an element of other comprehensive income in accordance with SFAS No. 130, *"Reporting Comprehensive Income"*.

**CONTINGENCIES** In the normal course of business, the Company must make continuing estimates of potential future legal obligations and liabilities, which require management's judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process. However, the ultimate outcome of various legal issues could be different than management estimates, and adjustments may be required.

**SHAREHOLDERS' EQUITY** At February 2, 2008 and February 3, 2007, there were 150 million shares of A&F's $.01 par value Class A Common Stock authorized, of which 86.2 million and 88.3 million shares were outstanding at February 2, 2008 and February 3, 2007, respectively, and 106.4 million shares of $.01 par value Class B Common Stock authorized, none of which were outstanding at February 2, 2008 or February 3, 2007. In addition, 15 million shares of A&F's $.01 par value Preferred Stock were authorized, none of which have been issued. See Note 14, "Preferred Stock Purchase Rights" for information about Preferred Stock Purchase Rights.

Holders of Class A Common Stock generally have identical rights to holders of Class B Common Stock, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to three votes per share on all matters submitted to a vote of shareholders.

**REVENUE RECOGNITION** The Company recognizes retail sales at the time the customer takes possession of the merchandise. Direct-to-consumer sales are recorded upon customer receipt of merchandise. Amounts relating to shipping and handling billed to customers in a sale transaction are classified as revenue and the related direct shipping and handling costs are classified as stores and distribution expense. Associate discounts are classified as a reduction of revenue. The Company reserves for sales returns through estimates based on historical experience and various other assumptions that management believes to be reasonable. The sales return reserve was $10.7 million, $8.9 million and $8.2 million at February 2, 2008, February 3, 2007 and January 28, 2006, respectively.

The Company's gift cards do not expire or lose value over periods of inactivity. The Company accounts for gift cards by recognizing a liability at the time a gift card is sold. The liability remains on the Company's books until the earlier of redemption (recognized as revenue) or when the Company determines the likelihood of redemption is remote (recognized as other operating income). The Company determines the probability of the gift card being redeemed to be remote based on historical redemption patterns, and recognizes the remaining balance as other operating income. At February 2, 2008 and February 3, 2007, the gift card liability on the Company's Consolidated Balance Sheets was $68.8 million and $65.0 million, respectively.

The Company is not required by law to escheat the value of unredeemed gift cards to the states in which it operates. During Fiscal 2007, Fiscal 2006 and Fiscal 2005, the Company recognized other operating income for adjustments to the gift card liability of $10.9 million, $5.2 million and $2.4 million, respectively.

The Company does not include tax amounts collected as part of the sales transaction in its net sales results.

**COST OF GOODS SOLD** Cost of goods sold primarily includes the following: cost of merchandise, markdowns, inventory shrink, valuation reserves and freight expenses.

**STORES AND DISTRIBUTION EXPENSE** Stores and distribution expense includes store payroll, store management, rent, utilities and other landlord expenses, depreciation and amortization, repairs and maintenance and other store support functions, as well as direct-to-consumer and Distribution Center ("DC") expenses.

**MARKETING, GENERAL & ADMINISTRATIVE EXPENSE** Marketing, general and administrative expense includes photography and media ads, store marketing, home office payroll, except for those departments included in stores and distribution expense, information technology, outside services such as legal and consulting, relocation expenses, as well as recruiting, samples and travel expenses.

**OTHER OPERATING INCOME, NET** Other operating income primarily consists of gift card balances whose likelihood of redemption has been determined to be remote and are therefore recognized as income and gains and losses on foreign currency transactions and foreign currency gains and losses resulting from remeasurement of foreign inter-company loans and foreign held cash accounts for the Company's Swiss and United Kingdom operations in compliance with SFAS No. 52, *"Foreign Currency Translation"*. Other operating income in Fiscal 2006 also included non-recurring benefits from insurance reimbursements received for fire and Hurricane Katrina damage.

**CATALOGUE AND ADVERTISING COSTS** Catalogue costs consist primarily of catalogue production and mailing costs and are expensed as incurred as a component of "Stores and Distribution Expense." Advertising costs consist of in-store photographs and advertising in selected national publications and billboards and are expensed as part of "Marketing, General and Administrative Expense" when the photographs or publications first appear. Catalogue and advertising costs, including photo shoot costs, amounted to $32.8 million in Fiscal 2007, $39.3 million in Fiscal 2006 and $36.8 million in Fiscal 2005.

**LEASES** The Company leases property for its stores under operating leases. Most lease agreements contain construction allowances, rent escalation clauses and/or contingent rent provisions.

For construction allowances, the Company records a deferred lease credit on the Consolidated Balance Sheets and amortizes the deferred lease credit as a reduction of rent expense on the Consolidated Statements of Net Income and Comprehensive Income over the terms of the leases. For scheduled rent escalation clauses during the lease terms, the Company records minimum rental expenses on a straight-line basis over the terms of the leases on the Consolidated Statements of Net Income and Comprehensive Income. The term of the lease over which the Company amortizes construction allowances and minimum rental expenses on a straight-line basis begins on the date of initial possession, which is generally when the Company enters the space and begins to make improvements in preparation for intended use.

Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability in accrued expenses on the Consolidated Balance Sheets and the corresponding rent expense on the Consolidated Statements of Net Income and Comprehensive Income when management determines that achieving the specified levels during the fiscal year is probable.

**STORE PRE-OPENING EXPENSES** Pre-opening expenses related to new store openings are charged to operations as incurred.

**DESIGN AND DEVELOPMENT COSTS** Costs to design and develop the Company's merchandise are expensed as incurred and are reflected as a component of "Marketing, General and Administrative Expense."

**FAIR VALUE OF ASSETS AND LIABILITIES** The recorded values of current assets and current liabilities, including receivables, marketable securities, other assets and accounts payable, approximate fair value due to the short maturity and because the average interest rate approximates current market origination rates.

**NET INCOME PER SHARE** Net income per share is computed in accordance with SFAS No. 128, *"Earnings Per Share."* Net income per basic share is computed based on the weighted-average number of outstanding shares of Common Stock. Net income per diluted share includes the weighted-average effect of dilutive stock options and restricted stock units.

**Weighted–Average Shares Outstanding (in thousands):**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Shares of Class A Common Stock issued | 103,300 | 103,300 | 103,300 |
| Treasury shares oustanding | (16,052) | (15,248) | (16,139) |
| Basic shares outstanding | 87,248 | 88,052 | 87,161 |
| Dilutive effect of stock options and restricted stock units | 4,275 | 3,958 | 4,060 |
| Diluted shares outstanding | 91,523 | 92,010 | 91,221 |

Stock options to purchase approximately 0.4 million, 0.1 million and 0.2 million shares of Common Stock were outstanding for Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively, but were not included in the computation of net income per diluted share because the impact of such stock options would be anti-dilutive.

**SHARE-BASED COMPENSATION** See Note 4, "Share-Based Compensation".

**USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS** The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

## 3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB released SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 establishes a common definition for fair value under GAAP and also establishes a framework for measuring fair value and expands disclosure requirements about such fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-1 that eliminates SFAS No. 13, *"Accounting for Leases"*, from the scope of SFAS 157. In February 2008, the FASB issued FSP 157-2 that partially defers the effective date of SFAS No. 157 for one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. Consequently, SFAS No. 157 was effective for the Company on February 3, 2008, for financial assets and liabilities carried at fair value and non-financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis and will be effective on February 1, 2009, for non-recurring non-financial assets and liabilities that are recognized or disclosed at fair value. The Company is currently evaluating the potential impact of adopting SFAS No. 157 and the related FSPs on the consolidated results of operations and consolidated financial condition.

In February 2007, the FASB released SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115"* ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that select different measurement attributes for similar types of assets and liabilities. SFAS 159 was effective for the Company on February 3, 2008. The Company is currently evaluating the potential impact on the consolidated financial statements of adopting SFAS 159.

## 4. SHARE-BASED COMPENSATION

**BACKGROUND** On January 29, 2006, the Company adopted SFAS No. 123 (Revised 2004), *"Share-Based Payment"* ("SFAS No. 123(R)"), which requires share-based compensation to be measured based on estimated fair values at the date of grant using an option-pricing model. Previously, the Company accounted for share-based compensation using the intrinsic value method in accordance with APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations, for which no expense was recognized for stock options if the exercise price was equal to the market value of the underlying common stock on the date of grant, and if the Company provided the required pro forma disclosures in accordance with SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS No. 123"), as amended.

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires share-based compensation to be recognized for all unvested share-based awards beginning in the first quarter of adoption. Accordingly, prior period information presented in these financial statements has not been restated to reflect the fair value method of expensing stock options. Under the modified prospective method, compensation expense includes a) all share-based awards granted prior to, but not yet vested as of, January 29, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and b) all share-based awards granted subsequent to January 29, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

**FINANCIAL STATEMENT IMPACT** The following table summarizes share-based compensation expense (in thousands):

| | Fifty-Two Weeks Ended February 2, 2008 | Fifty-Three Weeks Ended February 3, 2007 |
|---|---|---|
| Stores and distribution expense | $ 1,628 | $ 2,419 |
| Marketing, general and administrative expense | 29,542 | 32,700 |
| Operating income | $31,170 | $35,119 |

The Company also recognized $11.5 million and $12.2 million in tax benefits related to share-based compensation for the fifty-two week period ended February 2, 2008 and the fifty-three week period ended February 3, 2007, respectively. Prior to the adoption of SFAS No. 123(R), the Company recognized $1.4 million in tax benefits related to restricted stock units for the fifty-two week period ended January 28, 2006.

The following table is presented for comparative purposes and illustrates the pro forma effect on net income and net income per share for the fifty-two weeks ended January 28, 2006, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock options granted under the Company's share-based compensation plans prior to January 29, 2006:

| *(Thousands, except per share amounts)* | Fifty-Two Weeks Ended January 28, 2006 |
|---|---|
| Net income: | |
| As reported | $333,986 |
| Share-based compensation expense included in reported net income, net of tax[1] | 14,716 |
| Share-based compensation expense determined under fair value based method, net of tax | (36,689) |
| Pro forma | $312,013 |
| Net income per basic share: | |
| As reported | $3.83 |
| Pro forma | $3.58 |
| Net income per diluted share: | |
| As reported | $3.66 |
| Pro forma | $3.38 |

[1] *Includes share-based compensation expense related to restricted stock unit awards actually recognized in net income in each period presented using the intrinsic value method.*

Share-based compensation expense is recognized, net of estimated forfeitures, over the requisite service period on a straight line basis. The Company adjusts share-based compensation expense on a quarterly basis for actual forfeitures and for changes to the estimate of expected award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate is recognized in the period the forfeiture estimate is changed. The effect of adjustments for forfeitures during the thirteen and fifty-two week periods ended February 2, 2008 and the fourteen and fifty-three week periods ended February 3, 2007 was immaterial.

A&F issues shares of Common Stock for stock option exercises and restricted stock unit vestings from treasury stock. As of February 2, 2008, A&F had enough treasury stock available to cover stock options and restricted stock units outstanding without having to repurchase additional shares.

**PLANS** As of February 2, 2008, A&F had two primary share-based compensation plans including the following: the 2005 Long-Term Incentive Plan (the "2005 LTIP"), under which A&F grants stock options and restricted stock units to associates of the Company and non-associate members of the A&F Board of Directors, and the 2007 Long-Term Incentive Plan (the "2007 LTIP"), under which A&F grants stock options and restricted stock units to associates of the Company. A&F also has four other share-based compensation plans under which it granted stock options and restricted stock units to associates of the Company and non-associate members of the A&F Board of Directors in prior years.

The 2007 LTIP, a shareholder approved plan, permits A&F to grant up to 5.0 million shares of A&F's Common Stock to any associate of the Company eligible to receive awards under the 2007 LTIP. The 2005 LTIP, a shareholder approved plan, permits A&F to grant up to approximately 2.0 million shares of A&F's Common Stock to any associate of the Company (other than Michael S. Jeffries) who is subject to Section 16 of the Securities Exchange Act of 1934, as amended, at the time of the grant and any non-associate director of A&F is eligible to receive awards under the 2005 LTIP. Under both plans, stock options and restricted stock units vest primarily over four years for associates. Under the 2005 LTIP, stock options and restricted stock units vest over one year for non-associate directors of A&F. Stock options have a ten-year term, subject to forfeiture under the terms of the plans, and the plans provide for accelerated vesting if there is a change of control as defined in the plans.

**FAIR VALUE ESTIMATES** The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model, which requires the Company to estimate the expected term of the stock option grants and expected future stock price volatility over the expected term. Estimates of the expected term, which represents the expected period of time the Company believes the stock options will be outstanding, are based on historical experience. Estimates of expected future stock price volatility are based on the volatility of A&F's Common Stock price for the most recent historical period equal to the expected term of the stock option. The Company calculates the volatility as the annualized standard deviation of the differences in the natural logarithms of the weekly stock closing price, adjusted for stock splits and dividends.

The weighted-average estimated fair values of stock options granted during the fifty-two week period ended February 2, 2008, the fifty-three week period ended February 3, 2007 and the fifty-two week period ended January 28, 2006, as well as the weighted-average assumptions used in calculating such values, on the date of grant, were as follows:

| | Fifty-Two Weeks Ended | Fifty-Three Weeks Ended | | Fifty-Two Weeks Ended |
|---|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | | January 28, 2006 |
| | Executive Officers and Other Associates | Executive Officers | Other Associates | Executive Officers and Other Associates |
| Exercise price | $74.05 | $58.22 | $58.12 | $60.10 |
| Fair Value | $22.56 | $24.92 | $20.69 | $23.01 |
| Assumptions: | | | | |
| Price volatility | 34% | 47% | 42% | 47% |
| Expected term (Years) | 4 | 5 | 4 | 4 |
| Risk-free interest rate | 4.5% | 4.9% | 4.9% | 4.0% |
| Dividend yield | 1.0% | 1.2% | 1.2% | 1.1% |

In the case of restricted stock units, the Company calculates the fair value of the restricted stock units granted as the market price of the underlying Common Stock on the date of grant, adjusted for expected dividend payments during the vesting period.

**STOCK OPTION ACTIVITY** Below is the summary of stock option activity for Fiscal 2007:

| | Fifty-Two Weeks Ended February 2, 2008 | | | |
|---|---|---|---|---|
| Stock Options | Number of Shares | Weighted-Average Exercise Price | Aggregate Intristic Value | Weighted-Average Remaining Contractual Life |
| Outstanding at February 3, 2007 | 8,804,724 | $38.07 | | |
| Granted | 341,750 | 74.05 | | |
| Exercised | (1,323,937) | 29.27 | | |
| Forfeited or expired | (84,425) | 60.78 | | |
| Outstanding at February 2, 2008 | 7,738,112 | $41.03 | $284,082,728 | 2.9 |
| Stock options expected to vest at February 2, 2008 | 585,670 | $66.11 | $ 6,814,891 | 8.4 |
| Stock options exercisable at February 2, 2008 | 7,018,762 | $38.61 | $274,659,247 | 2.4 |

The total intrinsic value of stock options exercised during the fifty-two weeks ended February 2, 2008, the fifty-three weeks ended February 3, 2007, and the fifty-two weeks ended January 28, 2006 was $64.2 million, $15.2 million and $139.9 million, respectively.

The total fair value of stock options vested during the fifty-two weeks ended February 2, 2008, the fifty-three weeks ended February 3, 2007 and the fifty-two weeks ended January 28, 2006 was $5.1 million, $29.5 million and $31.4 million, respectively.

As of February 2, 2008, there was $11.9 million of total unrecognized compensation cost, net of estimated forfeitures, related to stock options. The unrecognized cost is expected to be recognized over a weighted-average period of 1.3 years.

**RESTRICTED STOCK UNIT ACTIVITY** A summary of the status of the Company's restricted stock units as of February 2, 2008 and changes during the fifty-two week period ended February 2, 2008 were as follows:

| Restricted Stock Units | Number of Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Non-vested at February 3, 2007 | 2,043,456 | $40.65 |
| Granted | 741,000 | $72.69 |
| Vested | (284,200) | $49.99 |
| Forfeited | (145,385) | $60.44 |
| Non-vested at February 2, 2008 | 2,354,871 | $48.02 |

The total fair value of restricted stock units granted during the fifty-two weeks ended February 2, 2008, the fifty-three weeks ended February 3, 2007 and the fifty-two weeks ended January 28, 2006 was $53.9 million, $35.5 million and $36.3 million, respectively.

The total fair value of restricted stock units vested during the fifty-two weeks ended February 2, 2008, the fifty-three weeks ended February 3, 2007 and the fifty-two weeks ended January 28, 2006 was $14.2 million, $8.6 million and $5.0 million, respectively.

As of February 2, 2008, there was $65.1 million of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested restricted stock units. The unrecognized cost is expected to be recognized over a weighted-average period of 1.4 years.

**5. PROPERTY AND EQUIPMENT** Property and equipment, at cost, consisted of (thousands):

| | 2007 | 2006 |
|---|---|---|
| Land | $ 32,302 | $ 32,291 |
| Building | 193,344 | 181,111 |
| Furniture, fixtures and equipment | 540,114 | 520,391 |
| Information technology | 81,110 | 48,173 |
| Leasehold improvements | 977,947 | 754,224 |
| Construction in progress | 177,887 | 122,695 |
| Other | 51,571 | 10,168 |
| Total | $2,054,275 | $1,669,053 |
| Less: Accumulated depreciation and amortization | (735,984) | (576,771) |
| Property and equipment, net | $1,318,291 | $1,092,282 |

**6. DEFERRED LEASE CREDITS, NET** Deferred lease credits are derived from payments received from landlords to partially offset store construction costs and are reclassified between current and long-term liabilities. The amounts, which are amortized over the life of the related leases, consisted of the following (thousands):

| | 2007 | 2006 |
|---|---|---|
| Deferred lease credits | $471,498 | $423,390 |
| Amortized deferred lease credits | (219,834) | (184,024) |
| Total deferred lease credits, net | $251,664 | $239,366 |

**7. LEASED FACILITIES AND COMMITMENTS** Annual store rent is comprised of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

A summary of rent expense follows (thousands):

| | 2007 | 2006* | 2005 |
|---|---|---|---|
| Store rent: | | | |
| Fixed minimum | $231,653 | $196,690 | $170,009 |
| Contingent | 21,489 | 20,192 | 16,178 |
| Total store rent | $253,142 | $216,882 | $186,187 |
| Buildings, equipment and other | 6,096 | 5,646 | 3,241 |
| Total rent expense | $259,238 | $222,528 | $189,428 |

**Fiscal 2006 was a fifty-three week year.*

At February 2, 2008, the Company was committed to non-cancelable leases with remaining terms of one to 20 years. A summary of operating lease commitments under non-cancelable leases follows (thousands):

| | | | |
|---|---|---|---|
| **Fiscal 2008** | $254,456 | **Fiscal 2011** | $235,080 |
| **Fiscal 2009** | $263,179 | **Fiscal 2012** | $214,914 |
| **Fiscal 2010** | $252,749 | **Thereafter** | $953,417 |

**8. ACCRUED EXPENSES** Accrued expenses included gift card liabilities of $68.8 million and construction in progress of $55.2 million at February 2, 2008. Accrued expenses included gift card liabilities of $65.0 million and construction in progress of $48.0 million at February 3, 2007.

**9. OTHER LIABILITIES** Other liabilities consist primarily of straight-line rent of $56.1 million and $45.8 million at February 2, 2008 and February 3, 2007, respectively and a FIN 48 liability of $49.4 million, including interest and penalties, as of February 2, 2008.

**10. INCOME TAXES** The provision for income taxes consisted of (thousands):

| | 2007 | 2006* | 2005 |
|---|---|---|---|
| Currently payable: | | | |
| Federal | $245,845 | $236,553 | $184,884 |
| State | 36,441 | 24,885 | 32,641 |
| | $282,286 | $261,438 | $217,525 |
| Deferred: | | | |
| Federal | $ 1,039 | $(10,271) | $ (5,980) |
| State | 303 | (1,367) | 3,881 |
| | $ 1,342 | $(11,638) | $ (2,099) |
| Total provision | $283,628 | $249,800 | $215,426 |

**Fiscal 2006 was a fifty-three week year.*

Reconciliation between the statutory federal income tax rate and the effective income tax rate is as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Federal income tax rate | 35.0% | 35.0% | 35.0% |
| State income tax, net of federal income tax effect | 3.1 | 2.3 | 4.3 |
| Other items, net | (0.7) | (0.1) | (0.1) |
| Total | 37.4% | 37.2% | 39.2% |

Amounts paid directly to taxing authorities were $259.0 million, $272.0 million and $122.0 million in Fiscal 2007, Fiscal 2006, and Fiscal 2005, respectively.

The effect of temporary differences which give rise to deferred income tax assets (liabilities) were as follows (thousands):

| | 2007 | 2006* |
|---|---|---|
| Deferred tax assets: | | |
| Deferred compensation | $ 45,984 | $ 37,725 |
| Rent | 67,024 | 76,890 |
| Accrued expenses | 14,571 | 15,003 |
| Inventory | 6,691 | 5,642 |
| FIN 48 Liabilities | 12,416 | — |
| Foreign net operation losses | 2,595 | 2,709 |
| Valuation allowance on foreign net operation losses | (905) | (2,709) |
| Total deferred tax assets | $ 148,376 | $ 135,260 |
| Deferred tax liabilities: | | |
| Store supplies | $ (12,266) | $ (11,578) |
| Property and equipment | (122,473) | (120,906) |
| Total deferred tax liabilities | $(134,739) | $ (132,484) |
| Net deferred income tax liabilities | $ 13,637 | $ 2,776 |

**Fiscal 2006 was a fifty-three week year*

At February 2, 2008, the Company had $2.6 million in foreign net operating loss carryovers that could be utilized to reduce future years' tax liabilities. A portion of these net operating loss carryovers begin expiring in the year 2012 and some have an indefinite carryforward period. During Fiscal 2007, $2.2 million of the valuation allowance established in prior years was reversed because the Company believed that it was more likely than not that these net operating loss carryovers would reduce future years' tax liabilities in certain foreign jurisdictions.

In June 2006, the FASB issued FIN 48, *"Accounting for Uncertainty in Income Tax – An Interpretation of FASB Statement No. 109."* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense.

In connection with the Company's adoption of FIN 48 on February 4, 2007, a $2.8 million cumulative effect adjustment was recorded as a reduction to beginning of the year retained earnings. The Company's unrecognized tax benefits as of February 4, 2007 were reclassed from current taxes payable to other long-term liabilities.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits was as follows:

| | 2007 |
|---|---|
| Unrecognized tax benefits, February 3, 2007 | $ 29,613 |
| Gross addition for tax positions of the current year | 5,146 |
| Gross addition for tax positions of prior years | 12,789 |
| Reductions for tax positions for prior years for: | |
| Changes in judgement/excess reserve | (4,726) |
| Settlements during the period | (3,291) |
| Lapses of applicable statute of limitations | (637) |
| Unrecognized tax benefits, February 2, 2008 | $ 38,894 |

Gross additions for tax positions of prior years include an $11.9 million liability, offset by other balance sheet changes, related to a transfer pricing matter that is subject to an ongoing Advanced Pricing Agreement negotiation with the Internal Revenue Service.

These amounts, if recognized, would affect the Company's effective tax rate. Pursuant to the accounting rules, the unrecognized tax benefit for the transfer pricing matter will not have a significant effect on the effective tax rate because it would be recognized in the provision for income taxes over a long-term period.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company's policy did not change as a result of adopting FIN 48. Tax expense for Fiscal 2007 includes $2.7 million of interest. Interest and penalties of $10.5 million have been accrued as of the end of Fiscal 2007.

The statute of limitations for income tax examinations by the Internal Revenue Service has expired for the fiscal years prior to the fiscal year ended January 29, 2005. The Company files income tax returns in various state, local and foreign jurisdictions with varying statutes of limitations.

The Company does not expect material adjustments to the total amount of unrecognized tax benefits within the next 12 months, but the outcome of tax matters is uncertain and unforeseen results can occur.

**11. LONG-TERM DEBT** On December 15, 2004, the Company entered into an amended and restated $250 million syndicated unsecured credit agreement (the "Amended Credit Agreement"), with Abercrombie & Fitch Management Co., as borrower, and with A&F and its subsidiaries, as guarantors. The primary purposes of the Amended Credit Agreement are for financial support of trade and stand-by letters of credit and working capital. The Amended Credit Agreement has several borrowing options, including an option where interest rates are based on the agent bank's "Alternate Base Rate," and another using the London Interbank Offered Rate. The facility fees payable under the Amended Credit Agreement are based on the ratio of the Company's leveraged total debt plus 600% of forward minimum rent commitments to consolidated earnings before interest, taxes, depreciation, amortization and rent for the trailing four fiscal quarter periods. The facility fees are projected to accrue at either 0.15% or 0.175% on the committed amounts per annum. The Amended Credit Agreement contains limitations on indebtedness, liens, sale-leaseback transactions, significant corporate changes including mergers and acquisitions with third parties, investments, restricted payments (including dividends and stock repurchases) and transactions with affiliates. The Amended Credit Agreement will mature on December 15, 2009. Letters of credit totaling approximately $76.1 million and $53.7 million were outstanding under the Amended Credit Agreement on February 2, 2008 and February 3, 2007, respectively. No borrowings were outstanding under the Amended Credit Agreement on February 2, 2008 or on February 3, 2007.

**12. RETIREMENT BENEFITS** The Company maintains the Abercrombie & Fitch Co. Savings & Retirement Plan, a qualified plan. All U.S. associates are eligible to participate in this plan if they are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service. In addition, the Company maintains the Abercrombie & Fitch Nonqualified Savings and Supplemental Retirement Plan. Participation in this plan is based on service and compensation. The Company's contributions are based on a percentage of associates' eligible annual compensation. The cost of these plans was $21.0 million in Fiscal 2007, $15.0 million in Fiscal 2006 and $10.5 million in Fiscal 2005.

Effective February 2, 2003, the Company established a Chief Executive Officer Supplemental Executive Retirement Plan (the "SERP") to provide additional retirement income to its Chairman and Chief Executive Officer ("CEO"). Subject to service requirements, the CEO will receive a monthly benefit equal to 50% of his final average compensation (as defined in the SERP) for life. The SERP has been actuarially valued by an independent third party and the expense associated with the SERP is being accrued over the stated term of the Amended and Restated Employment Agreement, dated as of August 15, 2005, between the Company and its CEO. The expense associated with the SERP was $1.4 million in Fiscal 2007, $6.6 million in Fiscal 2006 and $2.5 million in Fiscal 2005. The increase in Fiscal 2006 was primarily related to a change in the discount rate.

The Company established the Rabbi Trust during the third quarter of Fiscal 2006, the purpose of which is to be a source of funds to match respective funding obligations to participants in the Abercrombie & Fitch Nonqualified Savings and Supplemental Retirement Plan and the SERP. Refer to further discussion regarding the Rabbi Trust in Note 2, "Summary of Significant Accounting Policies".

**13. CONTINGENCIES** A&F is a defendant in lawsuits arising in the ordinary course of business.

On June 23, 2006, Lisa Hashimoto, et al. v. Abercrombie & Fitch Co. and Abercrombie & Fitch Stores, Inc., was filed in the Superior Court of the State of California for the County of Los Angeles. In that action, three plaintiffs allege, on behalf of a putative class of California store managers employed in Hollister and abercrombie stores, that they were entitled to receive overtime pay as "non-exempt" employees under California wage and hour laws. The complaint seeks injunctive relief, equitable relief, unpaid overtime compensation, unpaid benefits, penalties, interest and attorneys' fees and costs. The defendants filed an answer to the complaint on August 21, 2006. The parties are engaging in discovery. On December 10, 2007, the defendants reached an agreement in principle with plaintiffs' counsel to settle certain claims in the action. The agreement resulted in a written Stipulation and Settlement Agreement, effective as of February 7, 2008, settling all claims of

Hollister and abercrombie store managers who served in stores from June 23, 2002 until April 30, 2004. Neither the agreement in principle nor the Stipulation affects claims which are alleged to have arisen in the period commencing on April 30, 2004. On February 27, 2008, the Court entered an order noting its preliminary approval of the Stipulation and Settlement Agreement and setting a noticed hearing for June 9, 2008, to determine whether the proposed settlement should be finally approved. The cost of the settlement, if approved, is not expected to be material.

On September 2, 2005, a purported class action, styled Robert Ross v. Abercrombie & Fitch Company, et al., was filed against A&F and certain of its officers in the United States District Court for the Southern District of Ohio on behalf of a purported class of all persons who purchased or acquired shares of A&F's Common Stock between June 2, 2005 and August 16, 2005. In September and October of 2005, five other purported class actions were subsequently filed against A&F and other defendants in the same Court. All six securities cases allege claims under the federal securities laws, and seek unspecified monetary damages, as a result of a decline in the price of A&F's Common Stock during the summer of 2005. On November 1, 2005, a motion to consolidate all of these purported class actions into the first-filed case was filed by some of the plaintiffs. A&F joined in that motion. On March 22, 2006, the motions to consolidate were granted, and these actions (together with the federal court derivative cases described in the following paragraph) were consolidated for purposes of motion practice, discovery and pretrial proceedings. A consolidated amended securities class action complaint (the "Complaint") was filed on August 14, 2006. On October 13, 2006, all defendants moved to dismiss that Complaint. On August 9, 2007, the Court denied the motions to dismiss. On September 14, 2007, defendants filed answers denying the material allegations of the Complaint and asserting affirmative defenses. On October 26, 2007, plaintiffs moved to certify their purported class. The motion has not been fully briefed or submitted.

On September 16, 2005, a derivative action, styled The Booth Family Trust v. Michael S. Jeffries, et al., was filed in the United States District Court for the Southern District of Ohio, naming A&F as a nominal defendant and seeking to assert claims for unspecified damages against nine of A&F's present and former directors, alleging various breaches of the directors' fiduciary duty and seeking equitable and monetary relief. In the following three months (October, November and December of 2005), four similar derivative actions were filed (three in the United States District Court for the Southern District of Ohio and one in the Court of Common Pleas for Franklin County, Ohio) against present and former directors of A&F alleging various breaches of the directors' fiduciary duty and seeking equitable and monetary relief. A&F is also a nominal defendant in each of the four later derivative actions. On November 4, 2005, a motion to consolidate all of the federal court derivative actions with the purported securities law class actions described in the preceding paragraph was filed. On March 22, 2006, the motion to consolidate was granted, and the federal court derivative actions have been consolidated with the aforesaid purported securities law class actions for purposes of motion practice, discovery and pretrial proceedings. A consolidated amended derivative complaint was filed in the federal proceeding on July 10, 2006. A&F filed a motion to stay the consolidated federal derivative case and that motion was granted. The state court action was also stayed. On February 16, 2007, A&F announced its Board of Directors received a report of the Special Litigation Committee established by the Board to investigate and act with respect to claims asserted in certain previously disclosed derivative lawsuits brought against current and former directors and management, including Chairman and Chief Executive Officer Michael S. Jeffries. The Special Litigation Committee has concluded that there is no evidence to support the asserted claims and directed the Company to seek dismissal of the derivative actions. On September 10, 2007, the Company moved to dismiss the federal derivative cases on the authority of the Special Litigation Committee report and on October 18, 2007, the state court stayed further proceedings until resolution of the consolidated federal derivative cases.

In December 2005, the Company received a formal order of investigation from the SEC concerning trading in shares of A&F's Common Stock. The SEC has requested information from A&F and certain of its current and former officers and directors. The Company and its personnel have cooperated fully with the SEC.

Management intends to defend the aforesaid matters vigorously, as appropriate. Management is unable to quantify the potential exposure of the aforesaid matters. However, management's assessment of the Company's current exposure could change in the event of the discovery of additional facts with respect to legal matters pending against the Company or determinations by judges, juries or other finders of fact that are not in accord with management's evaluation of the claims.

**14. PREFERRED STOCK PURCHASE RIGHTS** On July 16, 1998, A&F's Board of Directors declared a dividend of one Series A Participating Cumulative Preferred Stock Purchase Right (the "Rights") for each outstanding share of Class A Common Stock (the

"Common Stock"), par value $.01 per share, of A&F. The dividend was paid on July 28, 1998 to shareholders of record on that date. Shares of Common Stock issued after July 28, 1998 and prior to May 25, 1999 were issued with one Right attached. A&F's Board of Directors declared a two-for-one stock split (the "Stock Split") on the Common Stock, payable on June 15, 1999 to the holders of record at the close of business on May 25, 1999. In connection with the Stock Split, the number of Rights associated with each share of Common Stock outstanding as of the close of business on May 25, 1999, or issued or delivered after May 25, 1999 and prior to the "Distribution Date" (as defined below), was proportionately adjusted from one Right to 0.50 Right. Each share of Common Stock issued after May 25, 1999 and prior to the Distribution Date has been and will be issued with 0.50 Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have 0.50 Right attached.

The Rights initially will be attached to the shares of Common Stock. The Rights will separate from the Common Stock after a Distribution Date occurs. The "Distribution Date" generally means the earlier of (i) the close of business on the 10th day after the date (the "Share Acquisition Date") of the first public announcement that a person or group (other than A&F or any of A&F's subsidiaries or any employee benefit plan of A&F or of any of A&F's subsidiaries) has acquired beneficial ownership of 20% or more of A&F's outstanding shares of Common Stock (an "Acquiring Person") or (ii) the close of business on the 10th business day (or such later date as A&F's Board of Directors may designate before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person. The Rights are not exercisable until the Distribution Date. After the Distribution Date, each whole Right may be exercised to purchase, at an initial exercise price of $250, one one-thousandth of a share of Series A Participating Cumulative Preferred Stock.

At any time after any person becomes an Acquiring Person, but before the occurrence of any of the events described in the immediately following paragraph, each holder of a Right, other than the Acquiring Person and certain affiliated persons, will be entitled to purchase, upon exercise of the Right, shares of Common Stock having a market value of twice the exercise price of the Right. At any time after any person becomes an Acquiring Person, but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock or the occurrence of any of the events described in the immediately following paragraph, A&F's Board of Directors may exchange all or part of the Rights, other than Rights beneficially owned by an Acquiring Person and certain affiliated persons, for shares of Common Stock at an exchange ratio of one share of Common Stock per 0.50 Right.

If, after any person has become an Acquiring Person, (i) A&F is involved in a merger or other business combination transaction in which A&F is not the surviving corporation or A&F's Common Stock is exchanged for other securities or assets or (ii) A&F and/or one or more of A&F's subsidiaries sell or otherwise transfer 50% or more of the assets or earning power of A&F and its subsidiaries, taken as a whole, each holder of a Right, other than the Acquiring Person and certain affiliated persons, will be entitled to buy, for the exercise price of the Rights, the number of shares of common stock of the other party to the business combination or sale, or in certain circumstances, an affiliate, which at the time of such transaction will have a market value of twice the exercise price of the Right.

The Rights will expire on July 16, 2008, unless earlier exchanged or redeemed. A&F may redeem all of the Rights at a price of $.01 per whole Right at any time before any person becomes an Acquiring Person.

Rights holders have no rights as a shareholder of A&F, including the right to vote and to receive dividends.

## 15. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly financial results for Fiscal 2007 and Fiscal 2006 follows (thousands, except per share amounts):

| Fiscal 2007 Quarter | First | Second | Third | Fourth |
|---|---|---|---|---|
| Net sales | $742,410 | $804,538 | $973,930 | $1,228,969 |
| Gross profit | $487,269 | $553,438 | $645,043 | $ 825,617 |
| Operating income | $ 92,710 | $124,132 | $186,587 | $ 337,068 |
| Net income | $ 60,081 | $ 81,275 | $117,585 | $ 216,756 |
| Net income per basic share | $ 0.68 | $ 0.92 | $ 1.35 | $ 2.52 |
| Net income per diluted share | $ 0.65 | $ 0.88 | $ 1.29 | $ 2.40 |
| **Fiscal 2006 Quarter** | **First** | **Second** | **Third** | **Fourth*** |
| Net sales | $657,271 | $658,696 | $863,448 | $1,138,743 |
| Gross profit | $429,915 | $455,258 | $568,198 | $ 755,635 |
| Operating income | $ 83,985 | $102,429 | $162,841 | $ 308,834 |
| Net income | $ 56,240 | $ 65,722 | $102,031 | $ 198,192 |
| Net income per basic share | $ 0.64 | $ 0.75 | $ 1.16 | $ 2.25 |
| Net income per diluted share | $ 0.62 | $ 0.72 | $ 1.11 | $ 2.14 |

**Fourth Quarter Fiscal 2006 was a fourteen week quarter.*

## 16. SUBSEQUENT EVENTS

**AUCTION RATE SECURITIES** At February 2, 2008, the Company's investments in marketable securities consisted of investment grade auction rate securities ("ARS"), all classified as available-for-sale and reported at fair value based on the Dutch auction market as of February 2, 2008, with maturities that range from eight to 34 years.

Despite the underlying long-term maturity of ARS, such securities were priced and subsequently traded as short-term investments because of the interest rate reset feature. Interest rates reset through a Dutch auction process at predetermined periods ranging from seven to 35 days. If there are insufficient buyers, the auction is said to "fail" and the holders are unable to liquidate the investments through auction. A failed auction does not result in a default of the debt instrument. The securities will continue to accrue interest and be auctioned until the auction succeeds, the issuer calls the securities or the securities mature.

On February 13, 2008, the Company began to experience failed auctions on some of its ARS. At March 27, 2008, the Company held approximately $365.9 million in ARS classified as marketable securities, of which $326.9 million were also held as of February 2, 2008. As of March 27, 2008, approximately 89% of the Company's ARS are "AAA" rated and the remaining ARS have ratings that range from A1 to A3 by one or more major credit rating agencies. The ratings take into account insurance policies which guarantee both the principal and accrued interest. The Company believes that it will fully collect the principal and interest of the securities. Approximately $101.5 million of these securities were invested in closed end municipal bond funds and approximately $264.4 million were invested in securities issued by state agencies which issue student loans, substantially all of which are guaranteed by the United States government.

At March 27, 2008, the ARS market remains uncertain. However, the Company believes that it currently has adequate working capital to fund operations based on access to cash and cash equivalents and expected operating cash flows. The Company also has $250 million available, less outstanding letters of credit, under its unsecured credit agreement.

**REPURCHASE OF COMMON STOCK** Subsequent to February 2, 2008, A&F had repurchased approximately 0.7 million shares of A&F's Common Stock with a value of approximately $50.0 million from the approximately 12.0 million shares of Common Stock remaining authorized for repurchase at February 2, 2008.

**MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING** The management of A&F is responsible for establishing and maintaining adequate internal control over financial reporting. A&F's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the participation of the Chairman and Chief Executive Officer of A&F and the Executive Vice President and Chief Financial Officer of A&F, management evaluated the effectiveness of A&F's internal control over financial reporting as of February 2, 2008 using criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment of A&F's internal control over financial reporting, under the criteria described in the preceding sentence, management has concluded that, as of February 2, 2008, A&F's internal control over financial reporting was effective.

A&F's independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an audit report on the effectiveness of A&F's internal control over financial reporting as of February 2, 2008 as stated in their report, which is included herein.

**MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES** A&F's Class A Common Stock (the "Common Stock") is traded on the New York Stock Exchange under the symbol "ANF." The table below sets forth the high and low sales prices of A&F's Common Stock on the New York Stock Exchange for Fiscal 2007 and Fiscal 2006:

| | SALES PRICE | |
|---|---|---|
| | High | Low |
| **Fiscal 2007** | | |
| 4th Quarter | $84.54 | $66.05 |
| 3rd Quarter | $85.77 | $67.91 |
| 2nd Quarter | $84.16 | $67.72 |
| 1st Quarter | $84.92 | $71.75 |
| **Fiscal 2006** | | |
| 4th Quarter | $81.70 | $65.75 |
| 3rd Quarter | $79.42 | $51.76 |
| 2nd Quarter | $65.19 | $49.98 |
| 1st Quarter | $70.94 | $54.50 |

Beginning in Fiscal 2004, the Board of Directors of A&F voted to initiate a cash dividend at an annual rate of $0.50 per share. A quarterly dividend of $0.125 per share was paid in March and June 2005. In August 2005, the A&F Board of Directors increased the quarterly dividend to $0.175 per share, which was paid in September and December of Fiscal 2005. A quarterly dividend, of $0.175 per share, was paid in March, June, September and December of Fiscal 2006 and Fiscal 2007. A&F expects to continue to pay a dividend, subject to the Board of Directors' review of the Company's cash position and results of operations.

As of March 21, 2008, there were approximately 4,929 stockholders of record. However, when including investors holding shares in broker accounts under street name, active associates who participate in A&F's stock purchase plan, and associates who own shares through A&F-sponsored retirement plans, A&F estimates that there are approximately 102,000 stockholders.

During Fiscal 2007, A&F repurchased approximately 3.6 million shares of A&F's Common Stock with a value of approximately $287.9 million. A&F did not repurchase any shares of A&F's Common Stock during Fiscal 2006. During Fiscal 2005, A&F repurchased approximately 1.8 million shares of A&F's Common Stock with a value of approximately $103.3 million. Both the Fiscal 2007 and Fiscal 2005 repurchases were pursuant to A&F Board of Directors' authorizations. A&F did not repurchase any shares of A&F's Common Stock during the fiscal quarter ended February 2, 2008.

Subsequent to February 2, 2008, A&F repurchased approximately 0.7 million shares of A&F's Common Stock with a value of approximately $50.0 million from the approximately 12.0 million shares of Common Stock remaining authorized for repurchase at February 2, 2008.

## COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

The following graph shows the changes, over the five-year period ended February 2, 2008 (the last day of A&F's 2007 fiscal year), in the value of $100 invested in (i) shares of A&F's Common Stock; (ii) the Standard & Poor's 500 Stock Index (the "S&P 500 Index") and (iii) the Standard & Poor's Apparel Retail Composite Index (the "S&P Apparel Retail Index"), including reinvestment of dividends. The plotted points represent the closing price on the last day of the fiscal year indicated (and if such day was not a trading day, the closing price on the last day immediately preceding the trading day).

Among Abercrombie & Fitch Co., The S&P 500 Index, and
The S&P Apparel Retail Index


$350
$300
$250
$200
$150
$100
$50
$0
2/1/03
1/31/04
1/29/05
1/28/06
2/3/07
2/2/08
Abercrombie & Fitch
S&P 500
S&P Apparel Retail

*\$100 invested on 2/1/03 in stock or on 1/31/03 in index-including reinvestment of dividends. Indexes calculated on month-end basis.*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ABERCROMBIE & FITCH CO.:** In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of net income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Abercrombie & Fitch Co. and its subsidiaries at February 2, 2008 and February 3, 2007, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006. As described in Note 10 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Columbus, Ohio

March 28, 2008



## SENIOR MANAGEMENT

MICHAEL S. JEFFRIES * Chairman and Chief Executive Officer

DIANE CHANG * Executive Vice President - Sourcing

DAVID S. CUPPS * Senior Vice President - General Counsel and Secretary

LESLEE K. HERRO * Executive Vice President - Planning

MICHAEL W. KRAMER * Executive Vice President and Chief Financial Officer

KRISTEN E. BLUM Senior Vice President and Chief Information Officer

RON GRZYMKOWSKI Senior Vice President - Human Resources

BEVERLY R. HOUSE Senior Vice President and General Manager

MOLLY HUNT Senior Vice President - Design

MARK D. KABBES Senior Vice President - Technical Design

ABED W. KARAZE Senior Vice President - Store Construction

CHARLES F. KESSLER Senior Vice President - Merchandising

REBECCA F. LEE Senior Vice President - Allocation

DAVID L. LEINO Senior Vice President - Global Real Estate

KATHERINE M. RIGBY Senior Vice President - Design

MIKE P. ROSERA Senior Vice President - Store Operations

JOHN A. SINGLETON Senior Vice President - Supply Chain

JEFFREY R. SINKEY Senior Vice President - Real Estate

AMY L. ZEHRER Senior Vice President - Stores

## BOARD OF DIRECTORS

MICHAEL S. JEFFRIES Chairman and Chief Executive Officer

JAMES B. BACHMANN Retired Columbus Managing Partner, Ernst & Young LLP

LAUREN J. BRISKY Vice Chancellor for Administration and
Chief Financial Officer, Vanderbilt University

RUSSELL M. GERTMENIAN Partner, Vorys, Sater, Seymour and Pease LLP

JOHN A. GOLDEN President, John A. Golden Associates, Inc.

ARCHIE M. GRIFFIN President and Chief Executive Officer,
The Ohio State University Alumni Association, Inc.

JOHN W. KESSLER Chairman, The New Albany Company

EDWARD F. LIMATO Co-President, International Creative Management, Inc.

ALLAN A. TUTTLE Retired General Counsel, Gucci Group N.V.

*Executive Officer of the Company




END